FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated September, 2016
BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)
BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)
1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices)
Julio Cesar de Toledo Piza Neto,
Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F ☐▪
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ⌧▪
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS publicly-held company
CNPJ/MF Nº. 07.628.528/0001-59 NIRE Nº. 35.300.326.237

Call Notice
Annual and Special Shareholders’ Meeting

The Shareholders of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Company”) are invited to attend the Annual and Special Shareholders Meeting of the Company, to be held on October 21, 2016, at 1:00 pm, on first notice, at the head office of the Company, in the city of São Paulo, State of São Paulo, located at Avenida Brigadeiro Faria Lima, n. º 1.309, 5th floor, in order to resolve on the following Agenda:

1. Annual Meeting:

1.1 Examine the management accounts, analyze, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on June 30th, 2016, including the Independent Auditors’ opinion and the Fiscal Council Report.

1.2 To resolve on the allocation of the income reported for the year ended on June 30th, 2016, and the distribution of dividends.

1.3 Set the Company’s management annual overall compensation for the fiscal year initiated on July 1st, 2016.

1.4 To resolve on the election of the sitting members and the alternate members of the Company´s Fiscal Council, as well as fixing of the remuneration of elected members.

2
Special Meeting:

2.1. To resolve on the distribution of interim dividends from the reserve for investment and expansion.

2.2 To resolve on the amendment of Article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 56.888.916, reflecting the cancellation, carried out on this date, of 1.337.684 common shares held in treasury.

General Information:

Pursuant to Article 126, of LSA, and paragraph 5º, of Article 10, of the Company’s Bylaws, those shareholders who intend to attend the Meeting, must submit the following documents at least seventy-two (72) hours prior to the Meeting: (i) a valid identification card; (ii) proof of ownership issued by the depositary institution in the previous five (5) days and/or (iii) a statement showing the respective shareholding position issued by the proper authority in the case of shareholders participating in the fungible custody of registered shares.

Any Shareholder intending to be represented by a proxy at the Meeting shall deliver the respective power of attorney (granting special powers and having the grantors signatures duly certified by a notary public), at the Company’s headquarters, to its legal department, at least seventy-two (72) hours prior to the Meeting.

Copies of the documents related to the items included in the above Agenda are available consultation at the Company’s headquarters and on its website (www.brasil-agro.com), as well as on the websites of the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), and of BM&FBOVESPA (www.bmfbovespa.com.br).

To contact the Investor Relations Department, use phones (55 11) 3035-5350 / (55 11) 3035-5374 or e-mail ri@brasil-agro.com.

São Paulo, September 20, 2016.

Eduardo S. Elsztain
Chairman of the Board of Directors

Management Message

São Paulo, September 20, 2016.

Dear Shareholder,

In the light of the Call Notice published on this date, in reference to the Annual and Special Shareholders’ Meeting we would like to underscore the importance of your participation in said meetings, which will be held on October 21, 2016. It is extremely important that at the General Meeting we are able to decide (1) at the Annual Meeting: (1.1.) examine the management accounts, analyze, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on June 30th, 2016, including the Independent Auditors’ opinion and the Fiscal Council Report; (1.2.) to resolve on the allocation of the financial result of the fiscal year ended on June 30th, 2016 and the distribution of dividends; (1.3) set the Company’s management annual overall compensation for the fiscal year initiated on July 1st, 2016; (1.4) the reelection of Messrs. Fabiano Nunes Ferrari, Débora de Souza Morsch and Ivan Luvisotto Alexandre for sitting members of the Company’s Fiscal Council, as well as the reelection of Messrs. Daniela Gadben, Marcos Paulo Passoni and Luciana Terezinha Simão Villela for alternate members of the Company’s Fiscal Council; (1.5) set the compensation of the effective members of the Company’s fiscal council for the fiscal year 2016/2017 and, (2) at the Special Meeting (2.1.) to resolve on the distribution of interim dividends from the reserve for investment and expansion; and (2.2) the amendment of Article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 56.888.916 (fifty six million, eight hundred and eighty eight thousand and nine hundred and sixteen) common shares, reflecting the cancellation, carried out on this date, of 1.337.684 common shares issued by the Company and held in treasury.

For this reason, and through this additional communication, we are providing you with following supplemental and clarificatory information regarding the matters on the agendas for the Annual and Special Meeting to be held on October 21, 2016:

1. At Annual Meeting:

(1.1) Financial Statements. The Management of Brasilagro recommends that you vote in favor of approving the Management Report and the Financial Statements together with the independent auditors’ and the Fiscal Council’s reports for the year ended June 30, 2016, which are available on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

(1.2) Allocation of the financial result for the fiscal year ended June 30, 2016. The Management of BrasilAgro recommends that you vote to approve the proposal to allocate the net income booked for the fiscal year ended June 30, 2016, as follows:

Net Profit at Year-End (after IR and CSLL deductions): (-) Accumulated losses: Net Income for the Year:	R$ 10.571.986,58 - R$ 10.571.986,58
(-) Legal Reserve (5%):	(R$ 528.599,33)
Adjusted Net Income:	R$ 10.043.387,25
Compulsory Dividends (25%): Proposed Additional Dividends (75%)	R$ 2.510.846,81 R$ 7.532.540,44

LEGAL RESERVE: Pursuant to article 193 of Law 6,404/76, 5% (five per cent) of Net Income, in the amount of R$ 528.599,33 (five hundred and twenty eight thousand and five hundred and ninety nine reais and thirty three cents) shall be allocated to the constitution of Legal Reserve.

DIVIDENDS: Pursuant to article 36 of the Company’s By Laws and to Article 202 of Law 6,404/76, the shareholders holding common shares issued by the Company, shall be paid dividends in the total amount of R$ 10.043.387,25 (ten million, forty three thousand, three hundred and eighty seven reais and twenty five cents). The payment of dividends shall be carried out in up to 30 (thirty) days from the date of their declaration. The dividends shall be paid to those with shareholding position at the Company at the end of October 21, 206, and, from October 22, 2016, the Company’s shares shall be traded “ex” dividends.

(1.3) Management’s Compensation. The Management of BrasilAgro recommends that the maximum annual global compensation of the Company’s managers for the fiscal year started on July 1, 2016, be set at up to R$11,000,000.00, including all benefits and any amounts for representation, with Board of Directors having authority to subsequently set the amounts to be paid to each manager, taking into consideration their duties, abilities, professional reputation and the market value of their services

(1.4) Reelection of Messrs. Fabiano Nunes Ferrari, Débora de Souza Morsch and Ivan Luvisotto Alexandre for sitting members of the Company’s Fiscal Council, as well as the reelection of Messrs. Daniela Gadben, Marcos Paulo Passoni and Luciana Terezinha Simão Villela for alternate members of the Company’s Fiscal Council The Management of Brasilagro recommends that its shareholders vote in favor of the reelection of Messrs. Fabiano Nunes Ferrari, Débora de Souza Morsch and Ivan Luvisotto Alexandre for sitting members of the Company’s Fiscal Council, as well as the reelection of Messrs. Daniela Gadben, Marcos Paulo Passoni and Luciana Terezinha Simão Villela for alternate members of the Company’s Fiscal Council, for unified mandates to be ended at the Annual General Meeting approving the financial statements for the year ended June 30, 2017.

(1.5) Compensation of the members of the Fiscal Council. The Management of BrasilAgro recommends that recommends that the compensation of the effective members of the Company’s fiscal council, is equivalent to 10% (ten per cent) of the average one attributed to each officer, not computing benefits, representation amounts and profit sharing, in addition to the mandatory reimbursement of expenses for the locomotion and stay necessary for their duties performance, as set forth in Law 6.404/76.

2. At Special Meeting:

(2.1) Distribution of interim dividends from the Reserve for Investment and Expansion. In view of the purpose of the Reserve for Investment and Expansion, the Management of BrasilAgro understands that the resources kept in the account of the mentioned reserve, in the amount of R$ 80.665.198,39 (eighty million, six hundred and sixty five thousand, and one hundred, ninety eight reais and thirty nine cents) are excessive, reason why the management recommends the approval of the distribution of interim dividends from the Reserve for Investment and Expansion, in the amount of R$22,000,000,00. The dividends shall be paid to those with shareholding position at the Company at the end of October 21, 2016, and, from October 22, 2016, the Company’s shares shall be traded “ex” dividends.

(2.2) Amendment of Article 5 of the Company’s Laws. The Management of BrasilAgro recommends the alteration of article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 56.888.916 (fifty six million, eight hundred and eighty eight thousand and nine hundred and sixteen) common shares, reflecting the cancellation, carried out on this date, of 1.337.684 common shares issued by the Company and held in treasury.

A version of the By Laws, highlighting the alterations proposed in item 2.2 above, is available at the Company website (www.brasil-agro.com).

The Meeting Call Notice in reference to the Annual and Special General Meeting to be held on October 21, 2016, can also be viewed on the websites of the Company (www.brasil-agro.com), the São Paulo Stock Securities, Commodities and Futures Exchange– BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

As a shareholder, you may exercise your right to vote at the above-mentioned General Annual and Extraordinary Shareholders’ Meeting by appearing in person at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, located at Avenida Faria Lima, No 1.309, fifth floor, São Paulo, at 1:00 p.m. on October 21, 2016, or through use of a duly designated legal proxy.

If you have any questions or concerns, please contact us by phone at (55-11) 3035-5374 or by e-mail at ri@brasil-agro.com.

Eduardo S. Elsztain	Gustavo Javier Lopez
Chairman of the Board of Director	Administrative Officer and Investor Relations Officer

Supplementary Documents

We present below the supplementary documents for the analysis of matters included in the agenda of the Meeting to be held on October 21, 2016.

Annex I – Management Comments on the Company’s Financial Position, pursuant to item 10 of the Reference Form.

Annex II – Information pointed out in item 13 of the Reference Form, due to the proposal on the determination of the Company’s management compensation.

Annex III – Information pointed out in annex 9-1-II to CVM Instruction 481, due to the proposal on the allocation of net income for the year ended June 30, 2015 and the distribution of dividends.

Annex IV – Information pointed out in items 12.5 to 12.10 of the Reference Form, due to the proposal on the election of the members of the Company’s Fiscal Council.

Annex V – Copy of the By Laws, highlighting the alteration proposed and report detailing the origin and justification for the alteration proposed and analyzing its legal and economic effects.

It is available at the Company’s site (www.brasil-agro.com) and at CVM site (www.cvm.gov.br) the Form of Standardized Financial Statements, comprising:

● Management Report
● Financial Statements
● Independent Auditors’ Report
● Fiscal Council Opinion

Annex I

Management’s Analysis and Discussion on the Financial Condition and Operating Results

10.1 – General financial and equity positions

The assessment and opinions herein reflect our Officers’ vision and perception regarding our activities, business and performance. The values included in this section 10.1 have been extracted from our consolidated financial statements relating to fiscal years ended June 30, 2016, 2015 and 2014.

a. General financial and equity positions

In the year ended June 30, 2016, the company faced a prolonged drought in the Bahia and Piauí farms, reducing soybean and corn yields by 49% and 50%, respectively. On the other hand, the farms in Mato Grosso and Goiás delivered more than 1.0 million tons of sugarcane with yields above the average for Brazil’s main producing regions.

Despite the decline in grain productivity, which affected the Company’s result, we closed the year with a positive result, thanks to the excellent performance of the sugarcane operations and the Company’s financial management. In FY16, Net Income totaled R$10.6 million and Net Revenue came to R$147.1 million, reflecting the period sale of 81,400 tons of grain (soybean and corn) and 1.0 million tons of sugarcane, and the financial result, which came to R$38.4 million.

On a broader analysis, we see the continuous growth of the Company’s efficiency, under a solid management model, with a highly-qualified team that is committed to deliver results and seize opportunities to create value in order to continue to growth in a consistent manner.

Main Financial Indicators

Statement of Income ( thousands R$ )	2016	2015	2014
Net Revenue	147,128	440,744	165,051
Gross profit (loss)	4,355	204,076	13,673
Selling expenses	(2,732)	(9,006)	(10,239)
General and Administrative	(28,944)	(29,360)	(30,378)
Other operating income (expenses)	2,812	(3,422)	285
Financial income (loss) net	38,374	32,638	(1,560)
Equity pick-up	(511)	(4,355)	(704)
Profit (loss) before income and social contribution taxes	13,354	190,571	(28,923)
Income and social contribution taxes	(2,782)	(9,761)	15,561
Net income (loss) for the year	10,572	180,810	(13,362)

Adjusted EBITDA ( R$ mil )	2016	2015	2014
Gross profit (loss)	4,355	204,076	13,673
Elimination of gains on biological assets (grains and sugarcane planted)	(3,657)	3,336	5,823
Selling expenses	(2,732)	(9,006)	(10,239)
General and Administrative	(28,944)	(29,360)	(30,378)
Other operating income (expenses)	2,812	(3,422)	285
Derivatives Results	(574)	6,080	4,816
Adjusted Depreciations(1)	22,333	22,909	20,404
EBITDA Cresca(2)	2,539	3,783	(705)
Adjusted EBITDA	(3,868)	198,396	3,679

Main Operating Indicators

Activity	Harvest-Year
	15/16	14/15	13/14
Total transformed area	6,600	9,400	13,000
Total harvested area	65,209	79,061	83,139

b. Capital structure and possibility of redemption of shares or quotas, indicating:
Our Directors believe that our capital structure is appropriate to supply our needs, since our net equity was R$686.0 million at June 30, 2016, R$752.1 million at June 30, 2015 and R$583.9million at June 30, 2014.

At June 30, 2016, our capital structure comprised basically loans and financing with development banks and immediate liquidity financial investments, keeping the same capital structure for the year ended June 30, 2015 and 2014.

The table below shows the development of our capital structure, separating into two essential elements (i) third party capital ; and (ii) own capital. As a consequence, we have an analysis of payment capacity of the long and short term liabilities, as well as it identifies the main capital source of our Company.

	Year ended
(in thousands of R$)	06/30/2016	06/30/2015	06/30/2014
Third party capital (Current and long term liabilities)	167,424	265,734	244,476
Own capital (Equity)	686,015	752,106	583,906
Total Capital	853,529	1,017,840	828,382
Third party capital / Total capital	20%	26%	30%
Own capital/Total capital	80%	74%	70%

i. Events of redemption and ii. Calculation formula of redemption amount

There is no event of redemption of our shares issued, in addition to the ones legally forecast and, therefore, there is no calculation formula of the redemption amount

c. Payment capacity in relation to the financial commitments assumed

Our directors believe that we have payment capacity of our financial commitments for the next 12 months. At June 30, 2016, the available balance linked to the capital structure characterized by low indebtedness shows sufficient capacity to pay our financial commitments in the following 12 months.

At June 30, 2016, our cash and cash equivalents amounted to R$ 167.8 million and in the years ended June 30, 2015 and 2014, was, respectively, R$348.9 million and R$108.3 million. At the same dates, our short and long term loans and financing, corresponded to R$99.8 million, R$110.0 million and R$120.1 million, respectively.

d. Financing sources for working capital and investments in non-current assets

Our Officers believe that we are in a comfortable position regarding our sources of financing for working capital and investments in expansion, mainly due to: (i) our ability to generate cash; (ii) the possibility to obtain funding from third parties; and (iii) our financial debt profile.

Our financial sources for working capital are basically our own cash generation and, possibly, funding from third parties.

Regarding financing sources for investments in non-current assets, our Officers have considered the best alternatives to analyze the feasibility of third-party funding and own capital use. The decision was made based on the correlation between market rates and capital profitability.

e. Financing sources for working capital and investments in non-current assets intended to use to cover liquidity deficiencies

We intend to keep our debt profile preferring short and long term financing, with development banks and/or governmental development bodies, which provide costs more attractive than those practiced in the market as was kept in the years ended June 30, 2016, 2015 and 2014.

In case of need, we may conduct other financial operations with Market financial institutions to strengthen our cash position.

f. Indebtedness levels and their characteristics

i. significant loans and financing contracts

The table below shows our short and long term loans and financing in the years ended June 30, 2016, 2015 and 2014.

ii. other long term relationships with financial institutions

In the years ended June 30, 2016, 2015 and 2014,we had no other long term relationships with financial institutions, other than the ones already mentioned above.

iii. subordination degree between debts

There is no contractual subordination degree between our unsecured liabilities. The debts guaranteed with real guarantee count on the preferences and prerogatives established in law.

iv. possible restrictions imposed to the issuer, particularly, in relation to indebtedness limits and contracting of new debts, to the dividends distribution, to the disposal of assets, to the issue of new marketable securities and to the sale of corporate control.

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. There is also a financing in U.S. dollars which gathers conditions defined in contracts with local commercial banks. At June 30, 2016, 2015 and 2014 the Company’s financing had no financial covenants, but rather only operating clauses, on which the Company is not in default.

g. Limits for the use of already contracted financing

In the years ended June 30, 2016, 2015 and 2014, once all the events forecast in the mentioned financial chronograms occurred, we used 100% of the resources available in the contracted loans and financing.

h. Significant changes in each item of the financial statements

The summary of our financial statements for the years ended June 30, 2016, 2015 and 2014, was extracted from our financial statements prepared under our management’s responsibility, in accordance with the accounting practices adopted in Brazil.

This financial information properly reflects the result of our operations and our financial and equity position in the related period and which have been audited by independent auditors, in accordance with the auditing standards applicable in Brazil.

INCOME STATEMENT

Consolidated Income Statement – comparison of years ended June 30, 2016 and 2015

In the comments below, the percentage variations were computed based on balances expressed in millions of reais.

The gross revenue decrease 27.2 million, from R$174.3 million in the year ended June 30, 2015 to R$147.1 million in the year ended June 30, 2015. This decrease was mainly due to:

i.            Revenue from sale of grains: the revenue from sale of grains decreased R$58.9 million, from R$121.8 million during the year ended June 30, 2015 (reflecting sales of 160,386 tons) to R$62.9 million in the year ended June 30, 2016 (reflecting sales of 81,410 tons). This decrease in the revenue from sale of grains is mainly due to the decrease in the quantity produced in relation to the prior year; and

ii.            Revenue from sale of sugarcane: the revenue from sale of sugarcane increased R$14.7 million, from R$54.4 million (reflecting sales of 830,204 tons) in the year ended June 30, 2015 to R$85.9 million (reflecting sales of 1,075,183 tons) in the year ended June 30, 2016. The increase in the quantity of tons of sugarcane sold in the period refers, mainly, to the increase in the harvested area in the period, from 8,196 hectares to 12,117 hectares.

	Planted area		Productivity		Revenue
	(hectare)		(tons)		(thousands of R$ )
	2016	2015	2016	2015	2016	2015

Grains	54,906	61,376	82,654	160,623	61,590	118,406
Sugarcane	10,303	8,466	1,075,183	830,204	83,628	52,925

Gain from sale of farms

For the year ended June 30, 2016 , there was no sale of farms , while in the previous year, the gain on sale of farms was R $ 193.4 million in the year ended June 30, 2015 due to the sale of Cremaq Farm in June 2015 in the amount of R $ 270.0 million..

Change in the fair value of biological assets and agricultural products

The change in the fair value of biological assets and agricultural products decreased from a profit of R$9.8 million in the year ended June 30, 2015 to a loss of R$8.7 million in the year ended June 30, 2016.

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

(Impairment) reversal of impairment of net realizable value of post-harvest agricultural products

Impairment to net realizable value of post-harvest agricultural products decreased from a profit of R$3.0 million in the year ended June 30, 2015 to a gain of R$659 thousand in the year ended June 30, 2016. Such variations result from the difference in the price of grains inventories at the harvest time until the closing of the related accounting period.

Cost of sales

The costs of sales decreased R$35.7 million, to R$170.4 million in the year ended June 30, 2015, from R$134.7 million in the year ended June 30, 2016, mainly due to:

i.            Cost of grains sold: our average cost per ton of soybean sold decreased by 163.6% year-over-year, from R$99.2 million, from the sale of 113,100 tons at R$876.88 per ton, to R$36.2 million, from the sale of 43,300 tons at R$381.98 per ton.

Our average cost per corn increased by 22.7% year-over-year, from R$13.5 million, from the sale of 47,200 tons at R$285.42 per ton, to R$16.5 million from the sale of 43,300 tons at R$381.98 per ton.

ii.           Cost of sugarcane sold: our average cost per ton of sugarcane sold was R$63.6 per ton, from the sale of 830,204 tons at R$52.8 per ton in year ended in June 30, 2015 to R$75.6 million, from the sale of 1,075,183 tons at R$70.3 per ton in year ended in June 30, 2016.

Gross profit

For the above mentioned reasons, in the year ended June 30, 2016 our gross profit was R$4.4 million, representing a decrease of R$199.6 million when compared to R$204.0 million in the year ended June 30, 2015.

The change in gross profit is mainly attributed to:

i.            increase of 58% in the billing of sugarcane, which generated revenue of R$83.6 million and

ii.           increase of 18% in financial result, which increased from R$32.6 million at June 30, 2015 to R$38.4 million at June 30, 2016.

Selling expenses

Selling expenses decreased R$6.3 million, from R$9.0 million in the year ended June 30, 2015 to R$2.7 million in the year ended June 30,2016, mainly as a consequence of decrease of expenses with of freight, storage and processing reflects the decrease in the amount of grain sold in the period.

General and administrative expenses
General and administrative expenses decreased R$0.4 million, from R$28.9 million in the year ended June 30, 2016 to R$29.3 million in the year ended June 30, 2015.

The 1.4% reduction in general and administrative expenses was mainly due to the renegotiation of service contracts.

The 27.0% reduction in expenses from services provided was mainly due to the renegotiation of service provision contracts.

Other expenses primarily refer to expenses with travel, telephone, building maintenance and systems, among others. The 40.3% increase in FY16 over FY15 was mainly due to ITR (rural property tax) and expenses with the leasing of servers, now located in the cloud, partially offset by reduced depreciation and amortization. In addition, in FY15 there was a reversal of R$0.5 million related to the termination of the leasing agreement for the Parceria I Farm, in Bahia.

Other Operating Revenue (Expenses), Net – In FY16, we recognized other operating income of R$2.8 million, mainly referring to the discount obtained in the balance payable of the Alto Taquari Farm, totaling R$2.3 million, and R$2.2 million.

In FY15, we recorded other operating expenses of R$3.4 million, mainly due to: (i) the rescission of the agricultural partnership contract in Bahia (terminated in June 2014); (ii) the partial write-off of intangible assets from the sale of 24,624 hectares related to the Cresca land exploration rights contract; and (iii) the provision for losses on compensatory corporate income tax credits related to calendar year 2009.

Equity pick-up – we recognized a loss of R$511 thousand in the year ended June 30, 2016 related to result of the joint venture with Cresca S.A..

Financial Income and Expenses – The consolidated financial income/expenses corresponds to the composition of the following elements: (i) interest on financing, (ii) monetary variation on the amount payable for the purchase of Alto Taquari and Nova Buriti farms, (iii) foreign Exchange variation on off shore account, (iv) present value of receivables from sale of Cremaq, Araucária and São Pedro farms, established in bags of soybean, (v) result from hedge transactions and (vi) bank expenses and charges and yields from financial investments of cash and cash equivalents .

Our net financial income/expenses presented an increase of R$5.8 million from a profit of R$32.6 million in the year ended June 30, 2015 for a profit to R$38.4 million in the year ended June 30, 2016.

Monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index, and the reduction in the balance payable of the Alto Taquari Farm.

The foreign exchange variations refer to margin deposits in guarantee for transactions with derivatives at off shore houses and Cresca’s receivables. The annual variation was due to the smaller exchange variation in the period.

The reduction in the gain (loss) line was mainly due to the reduction in the balance receivable by farms denominated in bags of soybean.
The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In FY16, the result of derivative transactions was R$6.0 million, R$4.8 million from operations and R$1.2 million from unrealized operations.

Income tax and social contribution – we assessed an income tax and social contribution of R$2.8 million in the year ended June 30, 2016, in comparison a gain related to income tax and social contribution of R$9.7 million for the same 2015.

Net Income (loss) for the year – as exposed above, our result for the period changed from a profit of R$180.8 million in the year ended June 30, 2015 to a profit of R$10.6 million in the year ended June 30, 2016.

Consolidated Income Statement – comparison of years ended June 30, 2015 and 2014

In the comments below, the percentage variations were computed based on balances expressed in millions of reais.

The gross revenue increased 43.0 million, from R$131.3 million in the year ended June 30, 2014 to R$174.3 million in the year ended June 30, 2014. This decrease was mainly due to:

i.            Revenue from sale of grains: the revenue from sale of grains increased R$26.0 million, from R$92.4 million during the year ended June 30, 2014 (reflecting sales of 122,863 tons) to R$118.4 million in the year ended June 30, 2015 (reflecting sales of 160,623 tons). This increase in the revenue from sale of grains is mainly due to the increase in the quantity produced in relation to the prior year; and

ii.          Revenue from sale of sugarcane: the revenue from sale of sugarcane increased R$14.7 million, from R$38.2 million (reflecting sales of 570,820 tons) in the year ended June 30, 2014 to R$52.9 million (reflecting sales of 830,204 tons) in the year ended June 30, 2015. The increase in the quantity of tons of sugarcane sold in the period refers, mainly, to the increase in the harvested area in the period, from 7,583 hectares to 8,196 hectares.

	Planted area		Productivity		Revenue
	(hectare)		(tons)		(thousands of R$ )
	2015	2014	2015	2014	2015	2014

Grains	61,376	59,271	160,623	122,863	118,406	92,385
Sugarcane	8,466	8,892	830,204	570,820	52,925	38,235

Gain from sale of farms

The gain from sale of farms increased R$171.6 million, from R$21.8 million in the year ended June 30, 2014 to R$193.4 million in the year ended June 30, 2015. The increase was due to the sale of Cremaq Farm in June 2015 of R$ 270.0 million. On June 30, 2014 revenues from sale of farms was R$ 33.7 million from the sale of areas of Araucária Farm.

Change in the fair value of biological assets and agricultural products

The change in the fair value of biological assets and agricultural products increased from a profit of R$1.1 million in the year ended June 30, 2014 to a profit of R$9.8 million in the year ended June 30, 2015.
Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.
Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

(Impairment) reversal of impairment of net realizable value of post-harvest agricultural products

Impairment to net realizable value of post-harvest agricultural products increased from a profit of R$2.0 million in the year ended June 30, 2014 to a gain of R$3.0 million in the year ended June 30, 2015. Such variations result from the difference in the price of grains inventories at the harvest time until the closing of the related accounting period.

Cost of sales

The costs of sales increased R$32.0 million, to R$138.5 million in the year ended June 30, 2014, from R$170.4 million in the year ended June 30, 2015, mainly due to:

i.            Cost of grains sold: our average cost per ton of soybean sold increased by 11.0% year-over-year, from R$89.0 million, from the sale of 95,700 tons at R$930.36 per ton, to R$99.2 million, from the sale of 113,100 tons at R$876.88 per ton.

Our average cost per corn increased by 44.0% year-over-year, from R$9.4 million, from the sale of 26,700 tons at R$351.03 per ton, to R$13.5 million from the sale of 47,200 tons at R$285.42 per ton.

ii.           Cost of sugarcane sold: our average cost per ton of sugarcane increased by 51.8% over the previous year, from R$34.8 million, from the sale of 570,000 tons at R$60.95 per ton, to R$52.8 million, from the sale of 830,000 tons at R$63.60 per ton.

Gross profit

For the above mentioned reasons, in the year ended June 30, 2015 our gross profit was R$204.0 million, representing a gain of R$190.3 million when compared to R$13.7 million in the year ended June 30, 2014.

The change in gross profit is mainly attributed to:

i.            increase in the gain from sale of farms, from R$21.8 million at June 30, 2014 (sale of areas of Araucária farm), to R$193.6 million at June 30, 2015 (sale of Cremaq Farm);

ii.           increase of 38% in the billing of sugarcane, which generated revenue of R$54.4 million and

iii.          increase of 27% in the grains sales revenue, which increased from R$95.9 million at June 30, 2014 to R$121.8 million at June 30, 2015.

Selling expenses

Selling expenses decreased R$1.2 million, from R$10.2 million in the year ended June 30, 2014 to R$9.0 million in the year ended June 30,2015, mainly as a consequence of (i) decrease of expenses with storage which refer to the expenses with cotton processing, which did not occur this year and (ii) decrease in commissions of farms sale.

General and administrative expenses
General and administrative expenses decreased R$1.0 million, from R$30.4 million in the year ended June 30, 2014 to R$29.3 million in the year ended June 30, 2015.

This decrease, due to the renegotiation of service contracts and the organizational restructuring.

The organizational restructuring generated an approximate 5% reduction in personnel expenses. In the full year, this result was offset by the adjustment to the provision for employee bonus payments and period severance pay expenses.

Other Operating Revenue (Expenses), Net – in the year ended June 30,2014, we presented revenues of R$0.3 million, arising from provision to judicial claims, whereas at June 30, 2015 we presented expenses of R$3.4 million, arising from : (i) the partial write-off of goodwill from the sale of 24,000 hectares related to the Cresca land and exploration rights contract; and (ii) a payment related to a hereditary rights lawsuit.

Equity pick-up – we recognized a loss of R$4.3 million in the year ended June 30, 2015 related to result of the joint venture with Cresca S.A..

Financial Income and Expenses – The consolidated financial income/expenses corresponds to the composition of the following elements: (i) interest on financing, (ii) monetary variation on the amount payable for the purchase of Alto Taquari and Nova Buriti farms, (iii) foreign Exchange variation on off shore account, (iv) present value of receivables from sale of Cremaq, Araucária and São Pedro farms, established in bags of soybean, (v) result from hedge transactions and (vi) bank expenses and charges and yields from financial investments of cash and cash equivalents at FIM Guardiam Fund, Banco Itaú and Banco BTG Pactual.

Our net financial income/expenses presented an increase of R$34.2 million from an expense of R$1.6 million in the year ended June 30, 2014 for a profit to R$32.6 million in the year ended June 30, 2015.

The monetary variations refer to the amount payable for the purchase of Alto Taquari Farm, which is restated by CDI and Nova Buriti Farm, restated by IGPM.

The foreign exchange variations refer to margin deposits in guarantee for transactions with derivatives at off shore houses and Cresca’s receivables.

Income tax and social contribution – we assessed an income tax and social contribution of R$9.7 million in the year ended June 30, 2015, in comparison a gain related to income tax and social contribution of R$15.5 million for the same 2014.

Net Income (loss) for the year – as exposed above, our result for the period changed from a loss of R$13.4 million in the year ended June 30, 2014 to a profit of R$180.8 million in the year ended June 30, 2015.

10.2 – Financial and operating result

a.            Results from the issuer’s operations, particularly:

i.            description of any important components of revenue

Our sales and services revenue arises from (i) sale of rural properties; (ii) sale of sugarcane production; (iii) sale of grains production, namely, soybean, corn, rice and sorghum; (iv) as well as from leasing of land to our subsidiaries. The tables below show the breakdown of our gross revenue, in the years ended June 30, 2014 and 2015:

ii.            factors significantly affecting the operating results

At the beginning of the 2014/15 season, given the exceptionally challenging macroeconomic scenario, marked by the volatility of the dollar and international commodity prices, we took certain measures to improve the result of our agricultural operations. We ceased planting in certain new areas (areas in the first or second year of cultivation) due to their high volatility and lower yields, we dissolved a partnership for the exploration of a 7,699 hectare area in Bahia due to lower-than-expected profitability, and we reduced the pace of the clearing of new areas, We also undertook an organizational restructuring, reducing administrative costs.

We closed the harvest year with 79,000 hectares of planted area, distributed among soybean, corn, sugarcane, pasture, and other grains. Average soybean yields were higher than expected and the average in mature areas was equivalent to those presented by major diversified producers. Yields from corn, whose production is concentrated in Bahia, were jeopardized by low rainfall in the region and were below budget.

The farms in the Midwest, in more consolidated regions, delivered more than 830,000 tons of sugarcane with yields above the average of the main producing areas in Brazil. The operations in Paraguay continued to improve and closed the year with above-budget margins and yields. On the cost side, we recorded an excellent performance, both in regard to direct and administrative costs, which we succeeded in reducing despite the upturn in inflation.

On the real estate front, the most important event was the sale of the remaining part of Cremaq Farm for R$270.0 million.

b.            Changes in revenues attributed to changes in prices, foreign Exchange rate, inflation, changes in volumes and introduction of new products and services

Our main products are exposed to changes in the price of commodities, foreign Exchange rate, in addition to other indices linked to our debts.

Part of the volume of receivables is linked to the US dollar quotation, and, as a consequence, our revenues are impacted by the foreign exchange variation. The production of some agricultural commodities as soybean, cotton among others may be priced in reais or in US dollars by unit of weight. The exposure to the US dollar only occurs when the agricultural commodity has its price established in American currency by unit of weight. In this case, it is necessary the monitoring of the foreign exchange rate exposure. To reduce these impacts on the cash flow, we establish limits for foreign exchange rate exposure, which cannot be above 5% (both exchange purchase and exchange sales) of the revenue expected for those commodities which are typically sold in US dollars.

The inflation, on the other hand, does not impact directly on the variation of our revenues, since our products are agricultural commodities internationally traded, with quotations traded in the stock exchange, whose prices follow the local and global offer and demand.

c.            Impact of inflation, of changes in prices of the main inputs and products, of foreign exchange rate and interest rate on the issuer’s operating and financial result

Some of the inputs necessary for the agricultural production as chemical pesticides, fertilizers among others may have their prices linked to the US dollar. In these cases, the foreign Exchange exposure is generated from the date of definition of the input price (when in US dollars) and the date of its payment.

To reduce these impacts on the cash flow, we establish limits for foreign exchange exposure, which cannot be above 5% (both exchange purchase and exchange sales) of the revenue expected for those commodities which are typically sold in US dollars.

Other costs, such as Manpower and general costs, are influenced by the inflation rates and may result in increase of costs and expenditure with personnel, directly impacting on our financial result.

10.3 – Events with significant effects, occurred and expected, on the financial statements

a.            Introduction or sale of operating segment

There was no introduction or sale of operating segment which have significantly affected our financial statements during the last three years.

b.            Constitution, acquisition or sale of corporate interest

During the last three years, the following acquisitions or sales of corporate interest occurred:

On April 27, 2016, Autonomy Capital (Jersey) LP, decreased its position and held 8,705,900 shares, or 14.95% of the shares issued by the Company.

On February 18, 2016, JP Morgan Whitefriars Inc, decreased its position and held zero shares, or 0.0% of the shares issued by the Company.

On February 10, 2016, Autonomy Capital (jersey) LP, increased its position and held 8,785,300 shares, or 15.09% of the shares issued by the Company.

On December 16, 2015, Hedge Alternative Investments S.A., decreased its position and held 2,041,000 shares, or 3.5% of the shares issued by the Company.

On November 13, 2015, Autonomy Capital (Jersey) LP., decreased its position and held 3,900,300 shares, or 6.7% of the shares issued by the Company.

On October 27, 2014, Credit Suisse Hedging-Griffo Corretora de Valores S.A., increased its position and held 2,997,400 shares, or 5.13% of the shares issued by the Company.

On October 27, 2014, Credit Suisse Hedging-Griffo Corretora de Valores S.A., increased its position and held 2,997,400 shares, or 5.13% of the shares issued by the Company.

On February 14, 2014, Banco Fator S.A, increased its position and held 2,587,800 shares, or 4.43% of the shares issued by the Company.

On October 23, 2013, Credit Suisse Hedging-Griffo Corretora de Valores S.A., increased its position and held 2,997,400 shares, or 5.13% of the shares issued by the Company.

On February 14, 2014, Banco Fator S.A., decreased its position and holds 2,587,800 shares, or 4.43% of the shares issued by the Company.

On April 15, 2013, Banco Fator S.A., increased its position and held 3,086,500 shares, or 5.28% of the shares issued by the Company.

On August 22, 2012, Tradewinds Global Investors, LLC, reduced its position and held 2,819,400 share or 4.83% of the shares issued by the Company.

On July 9, 2012, Tradewinds Global Investors, LLC, reduced its position and held 3,403,600 shares or 5.82% of the shares issued by the Company.

c.            Unusual events or operations

There were no unusual events or operations resulting in significant effects on our financial statements in the last three years.

10.4 – Significant changes in the accounting practices – Exceptions and emphasis in the auditor’s opinion

a.           Significant changes in the accounting practices

The consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPCs).

The consolidated financial statements have also been prepared in accordance with the International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board.

Our Directors understand that our consolidated Financial Statements for the year ended June 30, 2016, do not present significant changes in their accounting practices in relation to the prior year.

b.            Significant effects from the changes in accounting practices

There were no effects from changes in the accounting practices for 2015.

c.            Exceptions and emphasis on the auditor’s opinion

The opinion on the financial statements for the year ended June 30, 2015, no presented emphasis.

The opinion on the financial statements for the year ended June 30, 2014, presented emphasis paragraph informing that, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, these practices differ from the IFRS, applicable to the separated financial statements, only in what concerns the evaluation of investments in subsidiaries and taken together by the equity method whereas for IFRS purposes, it would be by cost or fair value. Our opinion has not taken exception due to this subject.

The opinion on the financial statements for the year ended June 30, 2013, presented emphasis paragraph informing that, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, these practices differ from the IFRS, applicable to the separated financial statements, only in what concerns the evaluation of investments in subsidiaries by the equity method, since for IFRS purposes it would be by cost or fair value. Our opinion has not taken exception due to this subject.

10.5 – Critical accounting policies

       Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

       Based on the assumptions the Company estimates its future. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed below.

a)             Residual value and useful life of property, plant and equipment
The values and useful life of assets are assessed by specialists and adjusted at each year end, if necessary.
The carrying amount of an asset is immediately reduced to its recoverable value if the carrying amount exceeds its estimated value recoverable.

b)             Contingencies
The Company is a party to various judicial and administrative lawsuits, as described in Note 30. Provisions are set up for all the contingencies related to judicial lawsuits that are estimated to represent probable losses (present obligations resulting from past events and probable outflow of resources that incorporate economic benefits to settle the obligation, with reliable estimate of value). The evaluation of the probability of loss includes the opinion of external legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements.

c)            Biological assets
The fair value of biological assets recorded in the balance sheet was determined using valuation techniques, including the discounted cash flow method. The inputs for these methods are based on those observable in the market, whenever possible, and when not feasible, a certain level of judgment is required to estimate the fair value. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost. Changes in the assumptions on these factors might affect the fair value recognized for biological assets.

An increase or decrease by 1% in the expected productivity of sugarcane and grains would result in an increase or decrease in biological asset by R$1,261 and an increase or decrease by 1% in the price of sugarcane and grains would result in an increase or decrease in biological asset by R$1,408.

d)            Investment properties

The fair value of investment properties disclosed in the notes to financial statements was obtained through valuation by the Company.

The valuation was carried out by means of standards practiced in the market considering the characterization, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may change in relation to these variables.

Methodology used

At June 30, 2016, investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

(i) The valuation relied, among other, on the following information: (i) location of farms, (ii) total area and its related percentages of opening and use;

(ii) The market value presented for the farm corresponds to the portion of bare land, for payment in cash, not including machinery, equipment, agricultural inputs, cultivation. The soil adjustment factor (preparation of land for planting) was considered in the assessment of prices;

(iii) The value of land for agriculture, in the surveyed region, is referenced to the price of soybean bag. The unit amounts of the farms for sale (market researches) were obtained in soybean bags per hectare. Accordingly, the amount in reais (R$) of the property varies directly due to the variation in the soybean price; and

(iv) The soybean price considered at the base date of the work, June 30, 2016, was R$ 55.84 for the regions of Barreiras, State of Bahia, and R$ 56.36 for the regions of Alto Taquari and Mineiros, States of Goiás and Mato Grosso, respectively. This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the amount of soybean bag;

e)            Deferred income tax

The Company recognizes deferred assets and liabilities, as described in Note 20, based on the differences between the carrying amount presented in the financial statements and the tax basis of assets and liabilities using the effective rates. The Company regularly revises the deferred tax assets for the possibility of recovery, considering the generated historical profit and the forecast future taxable profit, in accordance with a study of technical feasibility.

10.6 – Internal controls related to the preparation of the financial statements – Degree of efficiency and deficiency and recommendations present in the auditor’s report

a.            Degree of efficiency of such controls, indicating possible faults and measures adopted to correct them

The Company believes that the degree of efficiency of the internal controls adopted for the preparation of the financial statements is sufficient to assure that they fairly represent our financial and equity situation, as well as the results of our operations.

The Company decided to implement the integrated management system SAP on July 1, 2009, in order to assure the quality and efficiency standards of our operations and internal control systems, as well as the continuous improvement for the preparation of the financial statements.

With the continuous growth of our operations, in 2009 an internal audit team was created, whose main purpose is to assure the quality standards determined and thus contribute for the continuous improvement for the preparation of the financial statements.

In addition, we adopt controls on the use of derivative instruments. The main controls established on the use of derivative instruments include:

- existence of policies defined by our Board of Directors;
- restriction to contract transactions with derivatives which is not approved by our Board of strategic development;
- maintenance of a centralized inventory of outstanding derivative contracts of responsibility of our Board of strategic development;
- daily risk report with the consolidated position to a group comprising the Board and some members of our Board of Directors;
- monthly monitoring by the Board of strategic development of the fair values reported by the counter parties and the amounts estimated by management; and
- the fair value of the contracted derivatives is obtained in accordance with the Market in which they were contracted and also in which the instruments are inserted.

b.            Deficiencies and recommendations on the internal controls present in the independent auditor’s report

There are no recommendations on the internal controls present in the independent auditor’s report.

10.7 – Allocation of funds from public offers of distribution and possible deviations

a.            How the resources resulting from the offer were used.

Not applicable, since we did not conduct any public offer of marketable securities distribution in the last three years and in the current year.

b.            If significant deviations occurred between the effective investment of resources and the proposals for investment disclosed in the prospects of the related distribution.
Not applicable, since we did not conduct any public offer of marketable securities distribution in the last three years and in the current year.

c.            In the event of deviations, the reasons for such deviations
Not applicable, since we did not conduct any public offer of marketable securities distribution in the last three years and in the current year.

10.8 – Significant items not evidenced in the financial statements

a. Description of assets and liabilities held by the issuer, directly or indirectly, which do not appear in our balance sheet (off-balance sheet items), such as:
i. Operating leasing, assets and liabilities;
In the year ended June 30, 2016, we did not have operating leasing transaction, assets and/or liabilities.

ii. Written-off portfolio of receivables on which the entity maintains risks and responsibilities, indicating related liabilities;
In the year ended June 30, 2016, we did not have written-off portfolio of receivables on which the entity maintains risks and responsibilities.

iii. contracts of future purchase and sale of products or services;
The Company uses derivative financial instruments such as forward exchange and commodity contracts to hedge risks relating to currency exchange variations and commodities prices, respectively.

iv.     contracts of unfinished construction; and

In the year ended June 30, 2016, we had no contracts of unfinished construction.

v.      contracts of future receipts of financing.

In the year ended June 30, 2016, we had no contracts of future receipts of financing.

b.    Other items not evidenced in the financial statements.
Foreign Exchange Swap

We use foreign exchange swap to (i) hedge our receivables indexed in US dollars; and (ii) hedge of our guarantee margin generated by our put position of soybean at CBOT.

10.9 – Comments on items not evidenced in the financial statements

a.            How such items change or may change revenues, expenses, operating result, financial expenses or other items in the issuer’s financial statements.
The sensitivity analysis aims at measuring the impact from the changes in the market variables on the aforementioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

									June 30, 2016
Operation	Risk		Sensitivity analysis (R$)				Call option (put option)		Maturity
			Low		High
		Probable scenario(a)	Scenario (I) – 50%	Scenario (II) - 25%	Scenario (III) + 25%	Scenario (IV) + 50%	Amount	Measurement unit
SOYBEAN		-	6,631	18,425	(16,956)	(28,749)	(605,517)	Bags of soybean	Ago/16 to Jul/17
USD		-	(17,718)	(37,349)	21,543	41,174	24,189	US$000	Jul/16 to Ago/16

b.            Nature and purpose of the operation

We carry out sales contracts for future delivery of soybean to guarantee prices.
The Contract for supply of sugarcane guarantees the sale of our entire production.
The foreign exchange swaps aim to (i) hedge our receivables indexed in US dollars; and (ii) hedge of our guarantee margin generated by our put position of soybean at CBOT.

c.            Nature and amount of the obligations assumed and rights generated on behalf of the issuer due to the operation.

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively.

									6/30/2016
				Company		Consolidated		Volume / Position (Note 4.8a)
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Notional ('000)	Short (long position)	Unit
Currency US$	August -16	BM&F	BM&F	-	-	-	(1,039)	34,750	-	US$
Currency US$	August -16	Options	BM&F Options	-	-	581	(355)	(6,500)	-	US$
Currency US$	August -16	NDF	HSBC	314	-	314	-	(489)	-	US$
Currency US$	July -16	NDF	HSBC	1,151	-	1,151	-	(1,786)	-	US$
Currency US$	July -16	NDF	Votorantim	1,263	-	1,263	-	(1,786)	-	US$
		Current		2,728	-	3,309	(1,394)	24,189	-	US$
		Non-current		-	-	-	-	-	-	US$
		Total currency risk		2.728	-	3,309	(1,394)	24,189	-	US$

Soybean CBOT	November-16	Futures Soybean	Trading Companies/Banks/CBOT	-	(281)	-	(281)	-	(106,589)	Bags
Soybean CBOT	August-16	Futures Soybean	Trading Companies/Banks/CBOT	-	(490)	-	(490)	-	(24,946)	Bags
Soybean CBOT	July-17	Futures Soybean	Trading Companies/Banks/CBOT	-	(4,392)	-	(4,392)	-	(473,982)	Bags
		Current		-	(771)	-	(771)	-	(131,535)	Bags
		Non-current		-	(4,392)	-	(4,392)	-	(473,982)	Bags
		Total commodities risk		-	(5,163)	-	(5,163)	-	(605,517)	Bags

		Total risks		2,728	(5,163)	3,309	(6,557)	24,189	(605,517)

		Margin deposit		1.664	-	21.188	-		-

			Current	4.392	(771)	24.497	(2.165)
			Non-Current	-	(4.392)	-	(4.392)
			P&L at June 30, 2016 (Note 22)	59.337	(54.874)	116.197	(110.228)

10.10 – Business plan

a. Investments, including:
i. Quantitative and qualitative description of investments in progress and of foreseen investments;
The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

 Our main capital expenditure arises from the acquisition and development of agricultural properties. Since the beginning of our operations up to June 30, 2015, we invested R$30.6 million in buildings and improvements, area opening and construction in progress, which relate mainly to the investment in the construction of the Silo in Bahia, amounting to R$ 9.5 million and R$15.8 million with an area of opening, buildings and roads.

The Company will continue to invest in the acquisition, development, exploitation and commercialization of farms, and will use proceeds from cash generation of our business and investment reserve and expansion.

iii.   significant divestments in progress and foreseen divestments

Not applicable. We do not have significant divestments in progress or foreseen.

b.    already disclosed acquisitions of plants, equipment, patents or other assets which may significantly influence on the Company’s productive capacity

Not applicable, since we do not have plants, equipment, patents or other assets which may significantly influence on the Company’s productive capacity.

c.    new products and services, indicating:

i.
Description of researches in progress already disclosed; ii. Total amounts spent by the issuer in researches for development of new products or services; iii. Projects under development already disclosed, and, iv. Total amounts spent by the issuer in the development of new products or services.

Not applicable, since we do not have researches for new products and services.

   Annex II

Information required by Article12 of CVM Instruction 481/09.

13.1 – Description of the policy or practice of compensation, including the non statutory board

a. compensation policy or practice:

The compensation policy practiced by our managers, including the members of the Board of Directors, Fiscal Council and Directors aim to attract and retain differentiated professionals who may contribute for our sustainable growth. This policy is based on the best practices of the market obtained through periodical researches, aligning the interests of our Executive Board and our stockholders.
The members of the Board of Directors and Directors are eligible to the variable compensation so that they are able to share our risks and our results, features of a transparent policy aimed at sustainable results.
The members of the Fiscal Council receive only fixed compensation, with no compensation based on bonus.

b. Composition of the Compensation, indicating:

i. description of the compensation elements and the purpose of each one

a) Board of Directors and Fiscal Council

The Board of Directors and the Fiscal Council receive a fixed compensation, established according to the practices of the market. The Board of Directors is entitled to the variable compensation (bonus). The Fiscal Council is not entitled to the variable compensation.
The purpose of the compensation attributed to the members is to attract experienced professionals, who can better guide the business practiced by the Company, transforming the efforts of the coworkers into profits for the stockholders.

b) Directors

The members of our Board are entitled to fixed and variable compensation (bonus), which does not include stock based compensation given as compensation.

However our Board participates in our Stock Option Plan (“Stock Options”). The amounts paid as fixed compensation follow the market standards, allowing us to attract and to retain differentiated professionals, who add value to our results.

The purpose of the short term variable compensation is to reward the executive based on the annual result, defined by the achievement of targets established for the Company and determined individual targets for the same period. The long term variable compensation, based on stocks option agreements, aims at rewarding the executive for the achieved result and his retention. The purpose of our variable compensation is to align the executives’ interests with ours and our stockholders.

ii. proportion of each element in total compensation

The compensation of the Fiscal Council is fixed.

For the Board of Directors the fixed compensation corresponds to approximately 70% of the total compensation and the variable compensation corresponds to about 30%.

For the Board of Directors the fixed compensation corresponds to approximately 70% of the total compensation of the Directors and the variable compensation corresponds to about 30%.This percentage does not include the part relating to Stock Options based compensations, the program of which was approved at the Meeting of the Board of Directors on August 11, 2010.

These percentages may vary due to changes in the results obtained by the Company in the period, given the component of risks sharing and results existing in the variable compensation.

iii. Calculation and readjustment methodology of each of the compensation elements

The compensation paid to our managers is annually compared with the one practiced in the market, through researches carried out by specialized external advisory companies, so that its competitiveness may be assessed and eventually evaluate the need of adjustments in some components of the compensation. In addition, the directors’ salaries are readjusted in accordance with the inflation rate (collective agreement) once a year.

iv. Reasons to justify the composition of the compensation

We adopt a model of compensation composition for the Board in order to concentrate a significant portion of the total compensation in the variable components (both short and long term), that is part of our policy of sharing risks and results with our main executives.

In order to maintain the competitiveness of the compensation offered to the Board of Director and the Fiscal Council, we pay attention to the amounts practiced in the market. Based on this parameter, our Counselors establish the amount of profit sharing of Directors and Employees of the company. They also establish the distribution among the Directors, individually, of the global annual compensation portion of the managers established by the General Meeting. The reasons exposed to justify the variable compensation of the Board are not applied to the others bodies of the Company.

c. main performance indicators which are taken into consideration in the determination of each element of the compensation:

In order to determine all the Board compensation items the performance and individual goals are taken into consideration. The variable compensation is directly linked to the indicators included in our Strategic Planning, which is approved by the Board of Directors and includes the defined targets for the period, especially those related to the obtained financial results as, for example, sales, and profitability, among others.

d. how the compensation is structured in order to reflect the evolution of the performance indicators:

Our compensation policy is fixed or structured in order to reflect the performance evolution. The Fiscal Council compensation, for being fixed, is not determined by performance indicators, once the compensation of these bodies is fixed, based on the values practiced in the market.

On the other hand, the directors are evaluated in a qualitative and quantitative way, under financial and operating perspective. The evaluation is linked to the fulfillment of Individual Targets and the achievement of the Company’s General Targets. We analyze and relate our performance to the performance of our Board. Accordingly, we calculate the salaries increases and the variation of the multiple salaries received as bonus to the performance showed during the evaluated period, according to the merit of each director.

e. how the policy or compensation practice is aligned to the short, medium and long term interests of the Company:

The format of our compensation described above aims at encouraging the coworkers to search for the best profitability of the investments and developed projects, so that to align their interests with ours. In a short term perspective, we search for obtaining such alignment by means of salaries and package of benefits compatible with the market.

In medium term, we aim at obtaining such alignment by the payment of bonus and profit sharing to certain coworkers.

In long term, we aim at retaining qualified professionals by means of stock options to the management members.

Our compensation policy searches for the balance of the following interests of the Company:

● Compatibility of costs of our compensation with the market;
● Strategic alignment;
● Creation of value; and
● Talents attraction and retention.
For such, we consider that the coworker keeps interest in a fair, transparent and compatible reward with his performance.

f. existence of compensation supported by subsidiaries or direct or indirect controllers:

There is no compensation supported by subsidiaries or direct or indirect controllers of the Company.

g. existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company control:

There is not any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the Company’s control.

13.2 – Total compensation of the board of directors, statutory board and Fiscal Council

Year ending June 30, 2017 – Annual Amounts (estimated)
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9.00	4.00	3.00	16.00
Fixed Compensation
Salary or pro-labore	1,000,000.00	3,200,000.00	300,000.00	4,500,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Participation in committees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other fixed compensations	INSS	INSS	INSS	INSS
Variable compensation
Bonus	4,000,000.00	2,500,000.00	0.00	6,500,000.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Discontinuance of the position	0.00	0.00	0.00	0.00
Stock based compensation	0.00	0.00	0.00	0.00
Remark	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012
Total compensation	5,000,000.00	5,700,000.00	300,000.00	11,000,000.00

Year ending June 30, 2016 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9.00	3.00	3.00	15.00
Fixed Compensation
Salary or pro-labore	806,699.64	2,504,123.96	179,946.01	3,490,769.61
Direct and indirect benefits	0.00	0.00	0.00	0.00
Participation in committees	0.00	0.00	0.00	0.00
Other	124,470.69	500,824.00	35,981.75	661,277.31
Description of other fixed compensations	INSS	INSS	INSS	INSS
Variable compensation
Bonus	3,028,009.09	2,006,679.65	0,00	5,034,688.74
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Discontinuance of the position	0.00	0.00	0.00	0.00
Stock based compensation	0.00	0.00	0.00	0.00
Remark	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012
Total compensation	3,959,179.42	5,360,372.48	215,927.76	9,535,479.66

Year ended 06/30/2015 – Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Numberº of members	9.00	3.50	3.00	15.50
Fixed compensation
Salary or pro-labore	812,204.22	2,548,450.18	171,023.87	3,531.678.27
Direct and indirect benefits	0,00	305.781,92	0,00	305,781.92
Participation in committees	0,00	0,00	0,00	0,00
Other	62.700,00	508.838,74	32.237,70	603,776.44
Description of other fixed compensations	INSS	INSS	INSS
Variable compensation
Bonus	3,835,404.00	1,964,853.53	0,00	5,800,257.53
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Committees	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Post-employment	0,00	0,00	0,00	0,00
Discontinuance of the position	0,00	0,00	0,00	0,00
Stock based compensation	0,00	0,00	0,00	0,00
Remark	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012
Total compensation	4,647,608.22	5,327,924.37	171,023.87	10,241,494.16

Year ended 06/30/2014 – Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Numberº of members	9,00	4,00	3,00	16,00
Fixed compensation
Salary or pro-labore	556.500,00	2.769.833,98	161.589,39	3.487.923.37
Direct and indirect benefits	0,00	337.393,80	0,00	337.393,80
Participation in committees	0,00	0,00	0,00	0,00
Other	62.700,00	572.346,55	32.317,89	667.364,44
Description of other fixed compensations	INSS	INSS	INSS
Variable compensation
Bonus	3.000.000,00	1.499.796,12	0,00	4.499.796,12
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Committees	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Post-employment	0,00	0,00	0,00	0,00
Discontinuance of the position	0,00	0,00	0,00	0,00
Stock based compensation	0,00	0,00	0,00	0,00
Remark	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012	The number of members corresponds to the annual average of the number of members of each body monthly assessed in accordance with the Circular Letter CVM/SEP/nº03/2012
Total compensation	3.619.200,00	5.179.370,45	193.907,28	8.992.477,73

13.3 – Variable compensation of the board of directors, statutory board and fiscal council:

2016* (Estimated)	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9.00	3.00	3.00	15.00
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	4,000,000.00	2,500,000.00	-	6,500,000.00
Amount estimated in the compensation plan should the established targets be achieved	4,000,000.00	2,500,000.00	-	6,500,000.00
Amount effectively recognized	3,028,009.09	2,006,679.65	-	5,034,688.74
Profit sharing
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan should the established targets be achieved	-	-	-	-
Amount effectively recognized	-	-	-	-
2015*	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9.00	3.50	3.00	15.50
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	3,000,000.00	2,500,000.00	-	5,500,000.00
Amount estimated in the compensation plan should the established targets be achieved	3,000,000.00	2,500,000.00	-	5,500,000.00
Amount effectively recognized	3,835,404.00	1,964,853.53	-	5,800,257.53
Profit sharing
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan should the established targets be achieved	-	-	-	-
Amount effectively recognized	-	-	-	-

2014*	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9.00	4.00	3.00	16.00
Bonus
Minimum amount estimated in the compensation plan	1,000,000.00	1,000,000.00	-	2,000,000.00
Maximum amount estimated in the compensation plan	3,000,000.00	2,500,000.00	-	5,500,000.00
Amount estimated in the compensation plan should the established targets be achieved	3,000,000.00	2,500,000.00	-	5,500,000.00
Amount effectively recognized	3.000.000,00	1.499.796,12	-	4.499.796,12
Profit sharing
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan should the established targets be achieved	-	-	-	-
Amount effectively recognized	-	-	-	-

* The business year of Brasilagro comprises the period from July 1 to June 30 of the following year.

13.4 – Stock based compensation plan of the Board of Directors and Statutory Board

a. General terms and conditions

Our Plan was established on 10/29/2008 on behalf of selected professionals at the sole discretion of the Board of Directors among our Managers and Executives and the ones from our Subsidiaries.

Our Plan is implemented and managed by our Board of Directors, which may, at its sole discretion, by means of resolutions, supplement its terms and conditions, provided that limits and restrictions established by Law, in the Bylaws of the Company, applicable regulations, in the Plan and guidelines established by the stockholders of the Company in General Extraordinary Meeting, are respected.

The granting of stock options or acquisition of shares to the Participants is conducted by means of stock option Programs. The Board of Directors is responsible for establishing the stock option Programs.

To this end, the Board of Directors is responsible for establishing for each Stock Option Program, subject to the general criteria established in the Plan, (i) the total number of our shares object of the options to be issued in the context of the Plan; (ii)the terms and/or events for the stock options or acquisition of shares become exercisable; (iii) the exercise price of the option and the restatement index of the price until the date of exercise of the option ( automatically applicable in shortest period foreseen in law ). The Board of Directors may, at any time, change the restatement index; (iv) the payment conditions of the exercise price; (v) the deadline for the option exercise or the criteria to determine it; (vi) any restrictions to the negotiation of the subscribed or acquired shares due to the option exercise; and (vii) possible penalties.

The granting of options according to our Plan is individually carried out to each Participant, upon the signature of Stock Options Agreements executed between us and the Participant, which should specify , without prejudice of others conditions determined by the Board of Directors, the quantity of shares object of the granting, the conditions for the acquisition of the right to the option exercise, the deadline for the exercise of the stock option acquisition, the exercise price of the option and the payment conditions.

Both the Plan and or each one of its Stock Option Programs, and as a consequence the options granted based on them and the subscription of new shares derived from the options, as the case may be, shall be subject to the Corporation Law and the applicable regulation. Each Participant shall commit, by means of signing the Granting Agreement, to be subject to CVM regulation, particularly CVM Instruction 358 and our Policy for Trading of Shares Issued, if applicable.
The granting of options in the Plan context was established at Meeting of the Board of Directors held on August 11, 2010, which determined the exercise price of the granting in the amount of R$ 8.97 per share.

The options can only be exercised as from 2 (two) years after the granting, that is, on August 12, 2012, effective for 5 (five) years from the granting date. The granting of options in the context of the Plan for the Second Granting occurred at Meeting of the Board of Directors held on July 03, 2012, which established the exercise price of the granting in the amount of R$ 8.25 per share.

The options may be exercised as from July 03, 2012, effective for 5 (five) years from the granting date.
The granting of options in the context of the Plan for the Third Granting occurred at Meeting of the Board of Directors held on September 04, 2012, which established the exercise price of the granting in the amount of R$ 8.25 per share.

The options can only be exercised as from 2 (two) years after the granting, that is, on September 04, 2014, effective for 5 (five) years from the granting date.

b. Purpose of the Plan

The Stock Option Plan aims at allowing our Managers and Executives to acquire our shares, in order to foster the expansion, the success, and the consecution of our proposes, align our stockholders interests to their Managers and Executives, and to encourage the Managers and Executives to substantially contribute to our success.

c. How the plan contributes for these purposes

The Stock Option Plan is structured in order to encourage our Managers and Executives participants of the Plan to contribute to our success, once such Managers and executives are directly benefited with the valuation in the price of the shares issued by the Company after the options granting. Therefore, the alignment of interests of our shareholders with our Managers and Executives is a way to achieve the main purpose of the Plan, that is, our growth, success, and the consecution of our objectives.

d. How the plan is inserted in the issuer’s compensation policy

The option plan is inserted in our compensation policy, searching for, in addition to the fair retribution for the performance, the leverage of results for the company and the reward for our executives.

The options granting to our Managers and Executives in the scope of the Plan, as well as the exercise of these options by the beneficiaries, does not have any relationship and are not linked to the fixed or variable compensation, or profit sharing due to the Managers or Executives participants of the Plan.

e. How the plan aligns the interests of the managers and of the issuer in short, medium and long term

By instituting the Granting Plan, we aim at strengthening the commitment of our Managers and Executives for the fulfillment of goals and annual results to be achieved, resulting in a short time alignment of interests.

Indeed, before the convergence of interests existing in the Plan, there is a motivation of our Managers to achieve the expected results also in the medium term, once this type of bonus, in which the managers receive options of exercise to purchase our shares, makes the Managers to aim at the improvement in the results and the valuation of our assets, with the consequent valuation of the shares price, thus maximizing, their own gains.

There is, finally, a long term interests alignment, since the period (two years) of vesting and the potential valuation of the shares object of options also encourage the Managers to generate better long term results, as well as to remain in the Company, that is, the Plan also helps us to retain our main Executives for a longer time, which is fundamental to our management and long term strategies.

f. Maximum number of shares comprised

The stock options which may be granted after the period of investiture according to the Plan may grant rights on a number of shares not exceeding , at any time, the maximum and cumulative amount of 2% (two per cent) of our shares at any time, which currently correspond to 1,168,448 shares, considering in this calculation all the options already granted in the terms of the Plan, exercised or not, except for those which have been extinguished and not exercised , provided that the total number of shares issued or liable of being issued in the terms of the Plan is always within our limit of the authorized capital. With the purpose to satisfy the exercise of the granted options in the terms of the Plan, we may, at the Board of Directors discretion, (i) issue new shares within our limit of the authorized capital, or (ii) sell our shares held in Treasure.

g. Maximum number of options to be granted

As exposed in the item above, the stocks options granted in accordance with the Plan cannot give rights on a number of shares exceeding, at any time, the maximum and cumulative amount of 2% (two per cent) of our shares. Accordingly, the maximum number of options to be granted in the scope of the Plan may vary according to the number of shares object of each option, as defined by the Board of Directors in the stock options programs.

h. Conditions for the shares acquisition

The participant of the Plan wishing to exercise his option of shares acquisition shall inform, in writing, his intention of doing so and indicate the quantity of shares to be acquired, in the terms of the communication model to be disclosed by the Board of Directors.
We will inform to the participant the exercise price to be paid, based on the quantity of shares informed by the participant, and our Management shall take all the necessary measures to formalize the acquisition of shares object of the exercise.

i. Criteria to establish the acquisition or exercise price

The Board of Directors shall establish the exercise price of the options, case by case, subject to the minimum price, in the terms of the Plan, corresponding to the average quotation of our shares in the trading sessions of BM&FBOVESPA ,weighted by the trading volume during the last 30 (thirty) trading sessions previous to the option granting.

j. Criteria to establish the exercise term

The Board of Directors shall establish the term for the options exercise, also determining the date of the investiture and the exercise period of the options granted.
Our effective Granting Program estimates that each option granted to the Participant shall be effective for 3 ( three) years from the date in which the vesting period starts, thus defined the period in which the options granted to the Participants are liable of exercise.

The date established by the Board of Directors as opening date of the vesting period corresponds to August 12, 2012. Accordingly, the options granted to the Participants are liable of exercise, in its totality, since the date established for the opening of the vesting up to the end of 3 (three) years. Our effective Granting Program establishes that each option granted to the Participant shall be effective for the period of 3 (three) years from the related vesting period, defined by the Board of Directors as August 12, 2012.The options granted to the Participants are liable of exercise, in its totality, at the vesting date up to the end of 3 (three) years.

k. Form of liquidation

The price of the exercise of the option shall be paid in the forms and terms established by the Board of Directors. While the exercise price is not fully paid, the shares acquired with the option exercise in the terms of the Plan can not be sold to third parties, except upon previous authorization from the Board of Directors, event in which the proceeds from the sale shall be primarily addressed for the payment of the Participant debt with the Company.

(a) The Participant shall pay us in kind, within 15 (fifteen) business days after the register of the shares in the name of the Participant in the books of the financial institution custodian of our shares, in the case of purchase and sale of our shares held in treasury; or (b) upon the subscription of shares by the Participant, in the case of subscription of new shares within the limit of the authorized capital, where we may, at our own discretion, lend the amount of the exercise price to the participant, who shall, in such case, pay the principal amount of this loan plus interest at the rate of 100% of CDI calculated from the date of disbursement and the date of the effective payment, within 15 (fifteen) business days from the disbursement of the loan.

l. Restrictions to the transfer of shares

There are no restrictions for the transfer of our shares acquired by the Participants through options granted due to the effective Granting Program. However, the Board of Directors may, at its own discretion, impose preceding terms and/or conditions for the exercise of the options, and impose restrictions to the transfer of shares acquired with the exercise of options, and may grant repurchase options or preference rights in case of sale of these same shares by the participant, up to the end of the period and/or fulfillment of the established conditions.

m. Criteria and events which, when occurred, shall result in the suspension, alteration or extinguishment of the plan

Alteration and Suspension of the Plan. The Board of Directors may, at its own discretion, through resolutions, change the terms and conditions of the Plan. It may also, whenever situations which, in the terms of the effective law or regulation, restrict or prevent the trading of shares by the Participants, suspend the right to the exercise of the options by the Participants.

Extinguishment of the Plan. The Plan may be extinguished by resolution of our Shareholders or by the Board of Directors, however such extinguishment shall not affect the efficiency of the options still effective, previously granted, nor the prevalence of restrictions to the negotiability of the shares and/or preference right instituted by the Plan.

The Plan and the related granted options shall be automatically extinguished in the events of cancellation of register of publicly held company, discontinuance of negotiation of our shares in the over-the-counter market, organized market or stock exchange, dissolution or liquidation of the Company.

Also, the options granted in the terms of the Plan shall be automatically extinguished, discontinuing all its effects of full right, in the following events:

(i) through its full exercise;
(ii) after the deadline of the effective period of the option;
(iii) in the event of our dissolution, liquidation or bankruptcy; or
(iv) decease or retirement of the Participant.

n. Effects from the exit of the manager from the issuer’s bodies on his rights established in the stock based compensation plan

As established in the Plan, in the events of the Participant resignation, by his, our or any of our subsidiaries initiative, for any reason, except for just cause, all the options granted and which are not yet exercisable, shall be automatically extinguished, of full right, regardless of previous notice or indemnity. Notwithstanding, the Participant shall be entitled to exercise the options already exercisable at the date of his resignation in the period determined by the Board of Directors, through the delivery of communication in writing.

In the event of the Participant resignation due to just cause, all the options granted to the participant, whether exercisable or not at the date of resignation, shall be automatically extinguished, of full right, regardless of previous notice or indemnity.

The resignation does not comprise the following events: (i) change in our legal relationship with the Participant, provided that, after mentioned change, the Participant is still considered Manager or Executive, as defined in item 3 of this Plan, (ii) decease or permanent disability, and (iii) retirement. Resignation comprises the events of removal, substitution or non reelection as manager and termination of the labor agreement or of the services rendering.

* Decease or Permanent disability. In the event of decease or permanent disability of the Participant, the Board of Directors shall decide whether the vesting period of the options not yet exercisable shall become immediately exercisable. The options which are already exercisable at the date of decease or permanent disability of the Participant may be exercised by the heirs or successors of the Participant, by legal succession, by testamentary disposition, or by the administrator of the Participant’s estate, in the event of the Participant1s decease, or by the Participant himself, in the event of permanent disability, in the term determined by the Board of Directors, through delivery of communication in writing.

* Retirement. In the event of the Participant’s retirement, the Board of Directors shall decide whether the vesting period of the options not yet exercisable will immediately become exercisable. The options already exercisable at the date of the Participant’s retirement may be exercised in the period established by the Board of Directors, through delivery of communication in writing.

13.5 – Interest in shares, quotas and other convertible marketable securities, held by the managers and fiscal counselors - by body

Shares

Board of Directors

Mr. Eduardo S. Elsztain, chairman, is the beneficial owner of 37.94% of IFIS Limited, which owns 100% of the capital stock of IFISA, which holds 39,15% of the capital stock of Cresud on a fully diluted basis. Because of his ownership interest in IFIS Limited and IFISA, Mr. Eduardo Elsztain may appoint the majority of our board of directors and the board of directors of Cresud, as well as determine the substantive outcome of all decisions requiring shareholder approval with respect to Cresud. Accordingly, Mr. Elsztain may be deemed to beneficially own the shares held by Cresud and hold the sole voting and dispositive power with respect to these shares.

Agro Investment and Agro Managers are companies organized under the laws of Argentina, controlled by Cresud’s controlling shareholder (Mr. Eduardo Elsztain) and certain of Cresud’s employees. Agro Investment and Agro Managers hold 0.28% of our shares and 4.62% of our warrants.

Directors
The Directors hold corporate interest of approximately 0.02% of the share capital of Cresud.

The Directors hold corporate interest of approximately 0.01% in the following subsidiaries: Imobiliária Araucária; Imobiliária Ceibo; Imobiliária Cremaq; Imobiliária Engenho de Maracaju; Imobiliária Flamboyant; Imobiliária Mogno; e Jaborandi Propriedades Agrícolas S.A.

Warrants

Board of Directors

Cresud, company in which the members of the Board of Directors hold direct and indirect corporate interest of 39.64%, as described above, holds 25,449 Warrants of 1st Issue and 25,449 Warrants of 2nd Issue.
 Helmir, company 100% held by Agrology, which, on its turn, is 100% held by Cresud, as described above, holds 38,551 Warrants of 1st Issue and 38,551 Warrants of 2nd Issue.

Directors

The Directors hold corporate interest of approximately 0.02% of the share capital of Cresud, which, as described above, holds 25,449 Warrants of 1st Issue and 25,449 Warrants of 2nd Issue, in addition to corporate interest of 100% of Helmir, which holds 64,000 Warrants of 1st Issue and 64,000 Warrants of 2nd Issue.

13.6 – Stock based compensation of the board of directors and statutory board

Stock based compensation estimated for the current year – First Granting
	Board of Directors*	Statutory Board
Number of members	x	5**
Stock options granting	x	yes
Date of granting	x	08/11/2010
Quantity of options granted	x	301,848
Period for the options to become exercisable	x	2 years
Deadline for the options exercise	x	5 years
Term of restriction to the transfer of shares	x	No restriction
Weighted average price of exercise:	x
(a) Outstanding options at the beginning of the year	x	R$ 8.97
(b) Options lost during the year	x	-
(c) Options exercised during the year	x	-
(d) Options expired during the year	x	-
Fair value of options at the granting date	x	R$ 6.16
Potential dilution in case of exercise of all of them	x	0.63%

Stock based compensation estimated for the current year – Second Granting
	Board of Directors*	Statutory Board
Number of members	x	5**
Stock options granting	x	yes
Date of granting	x	07/03/2012
Quantity of options granted	x	260,952
Period for the options to become exercisable	x	07/03/2012
Deadline for the options exercise	x	5 years
Term of restriction to the transfer of shares	x	No restriction
Weighted average price of exercise:	x	-
(a) Outstanding options at the beginning of the year	x	R$ 8.25
(b) Options lost during the year	x	-
(c) Options exercised during the year	x	-
(d) Options expired during the year	x	-
Fair value of options at the granting date	x	R$ 3.60
Potential dilution in case of exercise of all of them	x	0.54%

Stock based compensation estimated for the current year –Third Granting
	Board of Directors*	Statutory Board
Number of members	x	4**
Stock options granting	x	yes
Date of granting	x	09/04/2012
Quantity of options granted	x	260,425
Period for the options to become exercisable	x	2 years
Deadline for the options exercise	x	5 years
Term of restriction to the transfer of shares	x	No restriction
Weighted average price of exercise:	x	-
(a) Outstanding options at the beginning of the year	x	R$ 8.52
(b) Options lost during the year	x	-
(c) Options exercised during the year	x	-
(d) Options expired during the year	x	-
Fair value of options at the granting date	x	R$ 4.08
Potential dilution in case of exercise of all of them	x	0.54%

*The Board of Directors does not receive stock based compensation.
**The number of members of the Statutory Board informed in this item differs from the one informed in the table of item 13.2 because it includes one non statutory director.

13.7 – Information on the outstanding options held by the board of directors and statutory board

Outstanding options at the end of the year ended 06/30/2015:

	Board of Directors	Statutory Board
Number of members	9	4*
Options not yet exercisable
Quantity	-	-
Date in which they will become exercisable	-	-
Deadline for the exercise of options	-	-
Term of restriction to the transfer of shares	-	-
Weighted average price for the year	-	-
Fair value of options at the last day of the year	-	-
Options exercisable**
Quantity	-	646,539
Maximum term for the exercise of options	-	09/04/2019
Term of restriction to the transfer of shares	-	n.a.
Weighted average price for the year	-	8.52
Fair value of options at the last day of the year	-	8.95
Total fair value of options at the last day of the year	-	5,786,524.05

*The number of members of the Statutory Board informed in this item differs from the one informed in the table of item 13.2 because it includes one non statutory director.
** The stock options has three granting with different date for year. See item 13.9.

13.8 – Options exercised and shares delivered in relation to the stock based compensation of the board of directors and statutory board

Our executives do not receive stock based compensations. We have, however, a stock option plan, whose exercise by the executives has not occurred yet, since the investor period has not elapsed yet.

13.9 - Necessary information for the understanding of data disclosed in items 13.6 to 13.8 – Method of pricing of the shares and options values

To price the options the criterion adopted was the average quotation of the Company’s shares at the trading floor of the State of São Paulo Stock Exchange (BOVESPA),weighted by the trading volume during the last 30 (thirty) trading floors previous to the option granting.

The other information related to options is in the table below:
	First granting	Second granting	Third granting
Date of issuance	08/11/2010	07/03/2012	09/04/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.6	7.69	8.5
Quoted market price at end of period	8.78	8.78	8.78
Free risk interest rate %	11.36	9.37	9.12
Average period through maturity	5 years	5 years	5 years
Expected dividend yield %	1	0.5	0.5
Volatility of shares in the market - %	67.48	41.62	40.5
Number of outstanding options	301,848	260,952	260,952
Number of options to be exercised	301,848	260,952	260,952
Estimated fair value (R$/share)	6.16	3.6	4.08

13.10 – Information on the social security plans granted to the members of the board of directors and statutory board

There are no effective social security plans granted to the members of the Board of Directors and Directors.

13.11 – Maximum, minimum and average individual compensation of the board of directors, statutory board and fiscal council

	Statutory Board
	06/30/16	06/30/15	06/30/14
Number of members	3,50	3,50	4,00
Highest compensation amount	1,946,694.09	1,687,126.85	1,291,771.25
Lowest compensation amount	614,116.88	392,457.50	878,404.50
Average compensation amount	1,355,742.06	1,289,515.35	1,039,407.52

	Board of Directors
	06/30/16	06/30/15	06/30/14
Number of members	9.00	9.00	9.00
Highest compensation amount	1,668,465.47	1,967,729.44	1,566,453.10
Lowest compensation amount	116,017.58	153,321.24	40,300.00
Average compensation amount	547,815.58	516,400.91	404,562.50

	Fiscal Council
	06/30/16	06/30/15	06/30/14
Number of members	3.00	3.00	3.00
Highest compensation amount	61,682.88	57,257.38	35,808.13
Lowest compensation amount	56,542.64	18,790.76	8,301.15
Average compensation amount	59.982.00	57,007.96	20,198.67

13.12 - Mechanisms of compensation or indemnity to the managers in case of removal from the position or retirement

We have no contractual agreements, insurance policies or other instruments to structure mechanisms of compensation or indemnity to the managers in case of removal from the position or retirement.

13.13 – Percentage in total compensation held by managers and members of the fiscal council who are related parties to the controllers

2016 Body	Total compensation	Percentage of compensation of parties related to the controllers in the total compensation of the Body
Directors	5,360,372.48	-
Board of Directors	3,959,179.42	83.70%
Fiscal Council	215,927.76	-

2015 Body	Total compensation	Percentage of compensation of parties related to the controllers in the total compensation of the Body
Directors	4,513,303.71	-
Board of Directors	4,647,608.22	81.33%
Fiscal Council	171,023.87	-

2014 Body	Total compensation	Percentage of compensation of parties related to the controllers in the total compensation of the Body
Directors	4.157.630,10	-
Board of Directors	3,236,500.00	82.36%
Fiscal Council	161,589.39	-

13.14 – Compensation of managers and members of the fiscal council, by body, received for any other reason than the position occupied

Not applicable, since no member of the Board of Directors, Directors or Fiscal Council received compensation for positions other than the ones occupied.

13.15 – Compensation of managers and members of the fiscal council recognized in the results of the direct or indirect controllers, of companies under joint control and subsidiaries of the issuer

There are no amounts paid as compensation to members of our Board of Directors, Fiscal Council and Statutory Board recognized in the results of direct or indirect controllers, of companies under joint control and/or our subsidiaries.

Annex III

Information indicated in annex 9-1-II to CVM Instruction 481, due to the proposal of allocation of net income for the year ended June 30, 2016 and the distribution of dividends.

1. Inform the net income for the year.

According to the Company’s financial statements disclosed with the approval of its annual results by the Company’s Board of Directors, on August 18, 2016, related to 2016, the Company assessed result of R$10,571,986.58, which, deducting prior years losses and adjusted as set forth in Law 6.404/76 (“Corporate Law”), totals the amount of R$10,043,387.25.

2. Inform the global amount and the value per share of dividends, including anticipated dividends and interest on own capital already declared.

Management proposes to the Company’s Annual Meeting the additional payment of dividends in the amount of R$32,043,387.25, equivalent to 100.0 % of adjusted net income for the year ended June 30, 2016 and 27.0% of the bill Investment Reserve and Expansion , corresponding in June 30,2016 to R$0.58 per share , excluding treasury shares ( the proposed amount of dividends per share may vary according to amount of treasury shares due to the Buyback Program shares in effect) ..

The payment of dividends shall be carried out in up to 30 days from the date of the declaration. Dividends shall be paid to holding the Company's shareholding position at the end of the day October 21, 2016 , and from October 22, 2016 , the Company's shares will be traded "ex" dividend.

3. Inform the percentage of distributed net income for the year.

If approved by the Annual Meeting, the proposal for distribution of dividends in the amount of R$ 10,043,387,25, such amount, will represent a distribution of 100% of 2016 Net Income as dividends on behalf of the Company’s shareholders.

4. Inform the global amount and the value per share of distributed dividends based on prior years’ profit

If approved by the Annual Meeting the additional payment of dividends in the amount of R$22,000,000.00, such amount, will represent a distribution of 27.0 % of the bill Investment Reserve and Expansion.

5. Information, deducted of prepaid dividends and interest on own capital already declared, about:

(a) of dividend gross amount and interest on own capital, on segregated basis, per share of each type and class;

All the Company’s share capital is distributed solely in common shares. Accordingly, R$32,043,387.25 of dividends proposed by Management, make up in June 30, 2016, the amount of R$0.58 per common share issued by the Company, excluding treasury shares ( the proposed amount of dividends per share may vary according to amount of treasury shares due to the Buyback Program shares in effect) ..

(b) form and term of dividends and interest on own capital payment;

The dividends, if approved at the Special Shareholders’ Meeting, will be paid of dividends shall be carried out in up to 30 days from the date of their declaration. Dividends shall be paid to holding the Company's shareholding position at the end of the day October 21, 2016, and from October 22, 2016, the Company's shares will be traded "ex" dividend.

(c) possible incidence of restatement and interest on the dividends and interest on own capital; and

There will be no restatement or addition on the amount of the dividends herein proposed, up to the date of its payment.

(d) date of declaration of payment of dividends and interest on own capital considered for identification of the shareholders who will be entitled to receive them.

See item (b) above.

6. In case of declaration of dividends or interest on own capital based on profits assessed in semiannual balance sheets or shorter periods, inform: (a) the amount of dividends or interest on own capital already declared; and (b) the date of the related payments.

Not applicable.

7. Provide comparative table indicating the following values per share of each type and class:

(a) net income for the year and for the 3 prior years

Year	Net Income (Loss)	Income (loss) per common share

2013	R$8,257,392.23	R$0.14
2014	(R$13,362,447.54)	(R$0.23)
2015	R$180,809,914.71	R$3.11
2016	R$10,571,986.58	R$0.18

(b) dividend and interest on own capital distributed in the 3 prior years.

Year	Dividends Distributed	Value per common share

2013	R$5,883,391.96	R$0.100704387
2014	No distribution	n.a
2015	R$80,665,198.38	R$1.39
2016	R$32,043,387.25	R$0.58

8. In case of allocation of profits to legal reserve:

(a) information on the amount allocated to legal reserve.

Of total net income, R$528,599.33 are allocated to the legal reserve.

(b) details on the form of calculation of legal reserve.

The amount allocated to the constitution of Legal Reserve corresponds to five percent (5%) of the 2016 Net Income.

9. In case the Company has preferred shares with right to fixed or minimum dividends, information about: (a) the form of calculation of fixed and minimum dividends; (b) if the profit for the year is sufficient for the full payment of fixed and minimum dividends; (c) if possible unpaid portion is cumulative; (d) the global amount of fixed or minimum dividends to be paid to each class of preferred shares and (e) fixed or minimum dividends to be paid by preferred share of each class

Not applicable.

 10. In relation to the mandatory dividend:

(a) describe the calculation form set forth in By Laws.

Pursuant to Clause 36 of the Company’s Bylaws, the allocation of net income for the year is calculated after deducting the participations referred to in Article 190 of the Corporate Law and in Paragraph 2 of this Article, adjusted for purposes of dividends calculation, in the terms of Article 202 of the same law, subject to the following order of deduction: (a) 5% (five per cent), at least, to legal reserve, up to reaching 20% (twenty per cent) of the share capital. In the year in which the balance of legal reserve plus the amounts of capital reserve exceeds 30% (thirty per cent) of the share capital, the allocation of part of the net income for the year to legal reserve will not be mandatory; (b) portion necessary for the payment of mandatory dividend cannot be lower than 25% (twenty five per cent) , in each year, of annual adjusted net income, as set forth in Article 202 of the Corporate Law; (c) the remaining portion of the adjusted net income may be addressed to the Reserve for Investment and Expansion, based on capital budget approved by the General Meeting, as set forth in Article 196 of the Corporate Law.

(b) inform whether it is being fully paid.

Yes.

(c) inform the amount eventually held.

Not applicable.

11. In case of retention of mandatory dividend due to the financial position of the company, provide:
(a) the amount of the retention; (b) detailed description of the company’s financial position, approaching, included, aspects related to the liquidity analysis, to the working capital and positive cash flows and (c) justification for the retention of dividends.

Not applicable.

12. In case of allocation of result to reserve for contingencies, inform: (a) the amount addressed to the reserve; (b) the loss considered probable and its cause; (c) the explanation why the loss was considered probable and (d) the justification for constitution of reserve.

Not applicable.
13. In case of allocation of result to unrealized profits reserve, inform: (a) the amount addressed to unrealized profits reserve and (b) the nature of unrealized profits which gave origin to the reserve.

Not applicable.

14. In case of allocation of result for statutory reserves, provide:

(a) description of the statutory clauses which establish the reserve.

Article 36 – Item C of Bylaws.

(b) the amount addressed to the reserve.

There was no amount to reserve for investment and expansion.

(c) description of the calculation form of the amount.

There was no amount to reserve for investment and expansion.

15. In case of retention of profits foreseen in capital budget: (a) identify the amount of the retention and (b) provide copy of the capital budget.

Not applicable.

16. In case of allocation of result to the reserve of tax incentives, provide: (a) the amount addressed to the reserve and (b) explanation of the nature of allocation.

Not applicable.

Annex IV

Information indicated in the items 12.5 to 12.10 of the Reference Form, due to the proposal about the election of the members of the Board of Directors and Audit Board of the Company.

12.5 - Description of the commitment clause for resolution of conflicts via arbitration

The Company, its shareholders, the management and members of the Fiscal Council, when installed, undertake to resolve, by means of arbitration, any and all dispute or controversy that may arise among us, especially those related to or deriving from the application, validity, effectiveness, construal, breach and its effects, of the provisions of the Listing Agreement in the Novo Mercado, the Novo Mercado Regulation, the Arbitration Regulation of the Market Arbitration Chamber established by BM&FBOVESPA, the Company‘s Bylaws, the shareholders' agreements filed in Company's headquarters, the provisions of the Brazilian Corporate Law, the rules issued by the National Monetary Council (CMN), the Brazilian Central Bank and CVM, the regulations of BM&FBOVESPA, as well as of the other rules applicable to the operation of capital markets in general, pursuant to the Market Arbitration Chamber, in accordance with its Arbitration Rules.

12.6 / 8 – Composition and professional experience of the executives and of the audit board

Board of Directors
Name	Age	CPF or Passport	Profession	Elective Position Held	Date of Election	Take Office Date	Mandate term	Other Positions or Functions exercised in the Issuer	Elected by the Controller
Alejandro G. Elsztain	49	232.445.688-58	Agricultural Engineer	Effective Member of the Board of Directors	10/29/13	10/29/13	2 years	Does not exercise other functions or positions	Yes
Saul Zang	69	04533949M	Lawyer	Effective Member of the Board of Directors	10/29/13	10/29/13	2 years	Does not exercise other functions or positions	Yes
Isaac Selim Sutton	54	047.010.738-30	Economist	Effective Member of the Board of Directors	10/29/13	10/29/13	2 years	Does not exercise other functions or positions	No
Gabriel Pablo Blasi	54	14222826N	Business Administrator	Effective Member of the Board of Directors	10/29/13	10/29/13	2 years	Does not exercise other functions or positions	Yes
David Alberto Perednik	57	13.417.354	Contador	Effective Member of the Board of Directors	10/29/13	10/29/13	2 anos	Does not exercise other functions or positions	Yes
João de Almeida Sampaio Filho	50	071.526.218-10	Economist	Effective Member of the Board of Directors	10/29/13	10/29/13	2 years	Does not exercise other functions or positions	No
Eduardo S. Elsztain	55	14014114N	Businessman	Chairman of the Board of Directors	10/29/13	10/29/13	2 years	Does not exercise other functions or positions	Yes
Robert Charles Gibbins	46	232.008.438-02	Investment Manager	Vice President and Independent Member of the Board of Directors.	10/29/13	10/29/13	2 years	Does not exercise other functions or positions	No
Fábio Schuler Medeiros	38	680.765.250-04	Veterinary	Effective Member of the Board of Directors	10/29/13	11/06/13	2 years	Does not exercise other functions or positions	No

Alejandro G. Elsztain: is the chairman of the Board of Fibesa S.A and Agology S.A; vice-president of the Board of Directors of Nuevas Fronteras S.A.; Inversora Bolivar S.A and IRSA Inversiones y Representaciones Sociedad Anónima; and vice-president of Alto Palermo S.A. (APSA), Currently, he is the main officer of Cresud. Mr. Alejandro Elsztain is the brother of Mr. Eduardo S. Elsztain and has a degree in Agricultural and Livestock Engineering from the University of Buenos Aires. He has no criminal or administrative convictions preventing him from performing management positions.

Saul Zang: is the founder of the law firm Zang, Bergel e Viñes. Currently he is the first vice-chairman of IRSA- Inversiones y Representaciones Sociedad Anónima and Alto Palermo S.A. – (APSA) Board of Directors, chairman of Puerto Retiro Board of Directors; vice-chairman of Fibesa S.A. Board of Directors; director of Banco Hipotecario S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among others. Mr. Zang has a degree in law from Universidad de Buenos Aires. He has no criminal or administrative convictions preventing him from performing management positions.

Isaac Selim Sutton: degree in economics from the Universidade de São Paulo (USP). He was an executive officer at the Safra Group’s holding company from 1994 to 2009. . He is currently a member of the Fiscal Council of Bardella S.A. Indústrias Mecânicas. He has also served on the Boards of Bardella S/A, DPVAT S/A, Telenorte Celular, TIM Participações S/A, Veracel Celulose S/A, BR Properties S/A, Gevisa S/A and Celma S/A, and on the Fiscal Councils of TIM Sul, Têxtil Renaux and TIM Nordeste. He has no criminal or administrative convictions preventing him from performing management positions.

Gabriel Pablo Blasi: degree in business administration from the University of CEMA (Centro de Estudios Macroeconómicos Argentino) and a graduate degree in finance from the Austral University in Argentina. He started his career in 1989 at Citibank, where he was as a Senior Trader for seven years. He then worked as treasurer at Buenos Aires Branch plc and at Lloyds Bank plc in Buenos Aires. Mr. Blasi has over 20 years of experience in investment banking and capital markets, having worked at Banco Río (BSCH). He was the manager of Rio Valores Sociedad de Bolsa, CFO of the Carrefour Group in Argentina and of Goyaique SACIFIA and former CFO of Cresud, IRSA and Alto Palermo. He has no criminal or administrative convictions preventing him from exercising management positions.

João de Almeida Sampaio Filho: graduated in Economics from the Fundação Armando Álvares Penteado (FAAP) and is an agricultural producer in the states of Paraná, São Paulo and Mato Grosso. He was President of the National Natural Rubber Commission of the Brazilian Confederation of Agriculture and Livestock (CNA) and President of the National Natural Rubber Sector Chamber. He was a member of the National Council of Agricultural Policy and the National Agricultural Academy. Mr. Sampaio was President of the Brazilian Farmers’  Association (SRB) between 2002 and 2007, President of FARM – Mercosul’s Federation of Rural Associations and São Paulo State Secretary for Agriculture and Supply between 2007 and 2011. He is currently a Member of Advisory and Managing Boards of companies in Brazil and the USA, Minerva S.A.’s Director of Institutional Relations and Chairman of FIESP Agribusiness Higher Council. He does not have any criminal or administrative convictions that impede him from exercising management positions.

Eduardo S. Elsztain:  engaged in the real estate business for more than twenty years. He founded Consultores Asset Management (formerly called Dolphin Fund Management). Currently, he is Chairman of the Board of Cresud, IRSA- Inversiones y Representaciones Sociedad Anónima and Alto Palermo S.A. (APSA), among other things. IRSA Inversiones y Representaciones Sociedad Anónima and Alto Palermo S.A. (APSA) are considered one of the largest companies in the real estate sector of Argentina, being highlighted by its commercial, residential, shopping malls and hotels ventures. He is also the Chairman of Banco Hipotecário S.A. Board of Directors and director of Hersha Hospitality Trust. He is Alejandro Gustavo Elsztain’s brother and studied Economic Sciences at Universidad de Buenos Aires.

Robert Charles Gibbins:  graduated in Finance at the University of Pennsylvania, From 1992 to 1994 worked in JP Morgan, performing in the fixed income and foreign exchange derivatives market and from 1994 to 2003 was at Lehman Brothers. In 2003 he constituted the global investment fund Autonomy Capital Research LLP. He has no criminal or administrative convictions preventing him from exercising management positions.

Fabio Schuler de Medeiros degree in Veterinary Medicine from the Universidade Federal de Santa Maria, MSc and Ph. D. in Animal Production – Nutrition and Meat Quality from the Universidade Federal do Rio Grande do Sul. Mr. Medeiros also works in the coordination of the Brazilian Angus Association’s Certified Angus Beef Program, which has international accreditation of AUSQUAL, and as a consultant in Animal Production-Beef Cattle in farms. He has no criminal or administrative convictions preventing him from performing management positions.

Fiscal Council

Name	Age	CPF or Passport	Profession	Elected Occupied Position	Date of Election	Date of Take Office	Term of the Mandate	Other Positions or Duties in the Issuer	Elected by the Controller
Fabiano Nunes Ferrari	40	186.583.958-20	Lawyer	Effective Member of the Fiscal Council	10/27/14	11/04/14	1 year	Does not exercise other duties or positions	Yes
Ivan Luvisotto Alexandre	32	307.599.448-06	Lawyer	Effective Member of the Fiscal Council	10/27/14	11/04/14	1 year	Does not exercise other duties or positions	Yes
Daniela Gadben	36	223.422.038-61	Lawyer	Alternate Member of the Fiscal Council	10/27/14	11/04/14	1 year	Does not exercise other duties or positions	Yes
Débora de Souza Morsh	55	393.791.320-34	Engineer	Member of the Fiscal Council	10/27/14	11/04/14	1 year	Does not exercise other duties or positions	No
Marcos Paulo Passoni	41	121.746.898-63	Lawyer	Alternate Member of the Fiscal Council	N/A	N/A	1 year	Does not exercise other duties or positions	N/A
Luciana Terezinha Simão Villela	48	093.781.248-01	Lawyer	Alternate Member of the Fiscal Council	N/A	N/A	1 year	Does not exercise other duties or positions	N/A

Fabiano Nunes Ferrari holds a Law degree from the Catholic University of São Paulo (PUC-SP) and is a partner at Suchodolski Law Firm, specialized in the fields of Corporate Law, International Law, Foreign Investments, Mergers and Acquisitions and Contracts and Agreements. In the corporate law area, he has worked in several takeovers of companies and/or assets, due diligences, shareholders’ agreements, joint ventures and corporate restructuring. Formerly a lawyer at the Bryan Cave LLP law firm in New York. Also a member of the International Bar Association.

Ivan Luvisotto Alexandre holds a Law degree from the University of São Paulo (USP) and a specialist degree in Accountability applied to Law from the Getúlio Vargas Foundation in São Paulo (FGV-SP), as well as a specialist degree in Information Technology Law from the Fundação Getúlio Vargas in São Paulo (FGV-SP). A partner at Suchodolski Law Firm, with extensive experience in corporate planning and consultancy, M&As, international agreements and transactions, having assisted Brazilian and foreign companies in structuring their investments in Brazil or abroad. Also the Legal Director of the Brazil-Israel Chamber of Commerce and Industry since 2010.

Daniela Gadben holds a Law degree from the University of São Paulo (USP) and a LLM degree from the London School of Economics and Political Science. An attorney at Suchodolski Law Firm, acting in the fields of Corporate Law and International Law.

Débora Morsh graduated in Civil Engineering and Administration from Universidade Federal do Rio Grande do Sul (UFRGS). Ms. Morsch has a specialist degree in Capital Markets from Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Apimec-UFRGS) and in Construction Management from UFRGS. Ms. Morsch is a partner and diretor at Zenith Asset Management and at SOLIDUS S/A CCVM and has been a member of the board of Electro Aço Altona S/A and a member of the fiscal council of E Santanense S/A.

Marcos Paulo Passoni holds Law degree from Catholic University of São Paulo, and holds Master’s degree in Diffuse Rights from Unimes. He is partner at Suchodolski Law Firm, he specializes in the fields of Civil Law and Litigation. He was member of board of OAB-SP. Also, he is professor of Civil Litigation Procedure in the Superior School of Advocacy.

Luciana Terezinha Simão Villela holds Law degree from Catholic University of São Paulo, and holds Master’s degree in Tax. An associate attorney at Suchodolski Law Firm, she specializes in the fields of Taxes and Administrative Law.

12.7 – Composition of the statutory committees and audit, financial and compensation committees

According to the By Laws, our board of directors may establish one or more technical or advisory committees for specific purpose and with specific duties, whose members may or not include our officers or executive officers. Our board of directors must establish the rules applicable to those committees, including rules for their composition, mandates, compensation and operation. Such committees are advisory committees and not deliberative by nature. The following advisory committees are currently established and active:
Compensation Committee

The Compensation Committee was established on March  1, 2012, and is composed of the following members, also elected at this date: (i) Alejandro G. Elsztain, (ii) Saul Zang and (iii) Isaac Selim Sutton. According to its by-laws, the Compensation Committee provides advisory assistance to the Board of Directors, including as regards to the compensation determination and benefits to our officers and executive officers. Its activities include (i) submit the proposals to the Board of Directors as regards to the officers and executive officers compensation, (ii) advise the Board of Directors in relation to the granting of stock options or warrants to the executives and employees and (iii) advise the Board of Directors in relation to the plans of profit sharing involving our executives and employees.
Executive Committee
The Executive Committee was established on December 13, 2011, and is composed of the following members, also elected at this date: (i) Eduardo S. Elsztain, (ii) Alejandro G. Elsztain and (iii) Saul Zang. According to its by-laws, the Executive Committee provides advisory assistance to the Board of Directors as regards to its role as supervisor body, advising the Board or periodically revising certain financial and strategic aspects of our business. Its activities include (A)  advise the Board of Directors in relation to (i) our business plan, (ii) alterations to our authorized share capital, (iii) strategic initiatives, growth plan and investment initiatives and (iv) any investment or disposal above R$700 thousand (B)annual review of (i) our financial initiatives, including as regards to marketable securities (ii) the financial implications of our financial strategy and(iii) our policy of dividends, and (C) periodical supervision and review of (i)  necessary financing to our investments or activities above R$700 thousand and (ii) our access to the capitals market.

12.9 – Existence of marital relationship, stable union or kinship up to 2nd. degree related to officers of the issuer, subsidiaries and controllers

Mr. Eduardo S. Elsztain (No CFP for being foreigner), Chairman of the Board of Directors of BrasilAgro, is the brother (1st degree of consanguinity) of Mr. Alejandro G. Elsztain (CPF: 232.445.688-58), Effective Member of the Board of Directors.

12.10 – Relations of subordination, services rendering or control between the officers and subsidiaries, controllers and others

The counselor Mr. Eduardo S. Elsztain has direct and indirect equity interest of 29.41% of IFIS Limited which, on its turn, holds 100% of the share capital of IFISA, which holds 37.02% of the share capital of Cresud, shareholder integrating the company’s controlling group and which appointed to the Board of Directors. The counselors Mr. Alejandro G Elsztain and Saul Zang have also been appointed by the controlling group to the Board of Directors. According to the Company’s By Laws, the Board of Directors is entitled to elect and dismiss the Company’s officers.

Annex V

Copy of By Laws with proposed alterations highlighted.

BYLAWS
of
BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

CHAPTER I
CORPORATE NAME, HEADQUARTER, OBJECT AND DURATION PERIOD

Article 1 - BrasilAgro - Companhia Brasileira de Propriedades Agrícolas is a joint-stock company governed by the present Bylaws and by the applicable laws.

Article 2 - The Company has its main place of business in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1.309, 5º andar [floor], CEP [ZIP] 01452-002.

Sole Paragraph - The Company may open, close down and change the addresses of its branches, agencies, storehouses, offices and of any other premises in the Country or abroad through resolution of its Directors.

Article 3 - The Company has as its object:

I. the exploitation of agricultural, cattle breeding and forestry activities of any kind and nature and the provision of direct or indirect services related to them;

II. the purchase, sale and/or lease of properties, land, buildings and real estate in rural and/or urban areas;

III- the importation and exportation of products and farm inputs and those related to cattle breeding;

IV- intermediation in operations of real estate nature of any kind;

V- having representation ,as a partner, in other companies, either simple or corporate, and in commercial enterprises of whatever nature, in Brazil and/ or abroad, directly or indirectly related to the objectives described herein; and

VI- administration of assets of its own or of third parties.

Article 4 – The duration period of the Company is indefinite.

CHAPTER II
SHARE CAPITAL

Article 5 – The Company’s subscribed and paid share capital is R$584,224,000.00 (five hundred eighty four million, two hundred twenty four thousand reais) divided into to 56.888.916 (fifty six million, eight hundred and eighty eight thousand and nine hundred and sixteen)common shares with no face value.

Article 6 – The Company is hereby authorized to increase its share capital up to the limit of R$ 1.500.000.000,00 (one billion five hundred million reais).

Paragraph 1st - Within the limits authorized by this Article, the Company may, through resolution of its Board of Directors, increase its share capital independently of amendments to its bylaws. The Board of Directors will set forth the issuing conditions, including price and payment term.

Paragraph 2nd - Within the limits of the authorized capital, the Board of Directors will establish the issuing of subscription bonus.

Paragraph 3rd - Within the limits of the authorized capital and in accordance with the plans approved by the General Meeting, the Board of Directors can grant option for share purchase or subscription to its administrators and employees, as well as to the administrators and employees of other companies which are directly or indirectly controlled by the Company, with no right of preference to the shareholders.

Paragraph 4th - The Company is hereby forbidden to issue founder’s shares.

Article 7 - The share capital will be exclusively comprised of common shares and each common share will grant the right of one vote in the General Meeting resolutions, except for the provisions of Paragraph 3rd of Article 10 of this Bylaws.

Article 8 - All the Company’s shares will be book entry shares and will be kept in a deposit account in a financial institution authorized by the Securities and Exchange Commission (“CVM”), under their owner’s names.

Sole Paragraph - The transference and annotation costs, as well as the costs of the service related to the book entry shares will be charged directly to the shareholder by the bookkeeping institution, in accordance with what will eventually be defined in the share bookkeeping agreement.

Article 9 - At the Board of Directors’ discretion, the right of preference can be excluded or reduced in the issuing of shares, debentures converted into shares and subscription bonuses, the placement of which is eventually made in the Stock Exchange or through public subscription or yet through shares exchange, in takeover bid, pursuant to the provisions set forth in the law, within the limits of the authorized capital.

Sole Paragraph – The right of preference referred to in the caput cannot be excluded in case the subscription price exercised in such issuances or exchanges is lower than the subscription price exercised in the initial issuing of the Company’s shares, updated according to the variation of the Consumers Price (Full) – (“IPCA”).

CHAPTER III
GENERAL MEETING

Article 10 – The General Meeting will be ordinarily convened once a year and extraordinarily, whenever convened pursuant to the provisions of Law nº 6.404 of November 15, 1976 and to its subsequent amendments (“Law of the Corporations”) or to these Bylaws.

Paragraph 1st – The General Meeting resolutions will be reached through the supermajority quorum, being the provisions of Article 51, § 1st of these Bylaws complied with.

Paragraph 2nd – The General Meeting that shall eventually decide for the cancellation of a publicly-held company registration, except for the cases set forth in Article 50, (ii) of these Bylaws or the withdrawal of the Company from the New Market (“New Market”) of the Securities and Exchange Commission of São Paulo – BOVESPA- (“BOVESPA”) shall be convened at least thirty (30) days in advance.

Paragraph 3rd – The resolution concerning the amendment or exclusion of Article 45 of these Bylaws will be decided upon by the supermajority quorum, being allowed a single vote per shareholder, independently of his/her interest in the share capital, in accordance with § 1st of Article 110 of the Corporation Law.

Paragraph 4th – The General Meeting can only decide about the subjects in the agenda which are contained in the respective Call for Meeting, exception made for the provisions of Law of Corporations.

Paragraph 5th – In the General Meetings, the shareholders shall hand in, at least 72 (seventy-two) hours prior to the meeting, besides their identity documents, and depending on the situation: (i) a voucher issued by the bookkeeping institution within the previous five (05) days; (ii) the power of attorney with the grantor’s certified signature; and/ or (iii) concerning those shareholders who were involved in the fungible custody of the nominative shares, a statement containing their respective ownership interest issued by the authorized office.

Paragraph 6th – The Meeting minutes shall be: (i) drawn up under the format of a summary of the events that happened therein, containing the summarized indication of the present shareholders’ voting, of the blank votes and abstentions, and (ii) published with the signatures omission.

Article 11 – The General Meeting will be opened and chaired by the Chairman of the Board of Directors or, in his absence, it shall be opened and chaired by another Counselor, Director or shareholder appointed in writing by the Chairman of the Board of Directors. The Chairman of the General Meeting will appoint up to two (02) Secretaries.

Article 12 – The General Meeting, besides those duties established by law, holds the responsibility for:

I. electing and dismissing the Board of Directors members;

II. deciding on the yearly global payment of the Board of Directors members and of the Directors, as well as of the Board of Auditors;

III. granting bonuses in shares and decide upon possible share grouping or splitting;

IV. approving option agreements for the purchase or subscription of shares to its administrators and employees, as well as to the administrators and employees of other companies which are directly or indirectly controlled by the Company;

V. deciding, in accordance with the offer made by the administration, on the allocation of the profit accrued at the year-end and the distribution of dividends;

VI. electing the liquidator, as well as the Board of Auditors that shall operate throughout the liquidation period;

VII. decide about the withdrawal from the New Market;

VIII. decide upon the cancellation of the publicly-held company’s registration before the Securities and Exchange Commission (CVM);

IX. choosing the specialized company to be responsible for making the assessment report of the Company’s shares, in the event of cancellation of the publicly-held company’s registration or its withdrawal from the New Market, pursuant to the provisions of Chapter VII of these Bylaws, among the companies appointed by the Board of Directors;

X. deciding on the Board of Directors’ offer, in compliance with the provisions of article 23, VII herein, about the amendment or cancellation of the agreements for the provision of consulting services entered into between the Company or its controlled companies, on one side, and the shareholders who, either severally or in Shareholder Groups (as established in article 41) are the holders of shares in amounts which are equal or higher to ten per cent (10%) of the Company’s share capital or of the share capital of the controlled or colligate companies, which are subject to a sole control or are the controlling parties of the aforementioned shareholders, on the other side;

XI  approving possible requests for bankruptcy, in or out-of-court recovery.

CHAPTER IV

ADMINISTRATION OFFICES

Section 1 - Common Provisions to the Administration Offices

Article 13 – The Company will be managed by the Board of Directors and by the Directors.

Paragraph 1st - The investiture in the positions will be performed through an instrument drawn up in a special book, signed by the invested Administrator, being any guarantee of management exempted, and in accordance with the prior subscription of the Administrators’ Term of Consent to which the Listing Regulations of the New Market refers to.

Paragraph 2nd  - The administrators will remain in their positions until the investiture of their respective replacements, except if it is otherwise decided by the General Meeting or by the Board of Directors, as the case may be.

Article 14 - The General Meeting will establish the yearly global payment for allocation to the administrators and the Board of Directors will be in charge of carrying out such allocation of funds individually, subsequently to having analyzed the opinion issued by the Payment Committee, in accordance with the provisions of Article 21 herein.

Article 15 – Any of the administration offices shall validly meet with the majority of its members and decide through the votes of the supermajority quorum, except for the provisions of article 23 herein.

Sole Paragraph – Prior call for the administration offices meetings will be required, pursuant to the provisions of articles 19, § 1st and § 26th, item I, herein. Exemption for the prior call for a meeting can only be made as a condition for its effectiveness, in case all its members are present. The administration office’s members are considered as being effectively present in case they vote through delegation of power made on behalf of another member of the respective office, by advanced written voting and by express vote by fax, electronic mail or by any other communication means.

Section II - Board of Directors

Article 16 –The Board of Directors will be comprised of at least five (05) and the maximum of nine (09) members, out of whom, at least twenty per cent (20%) must be Independent Counselors (as defined in § 7th of this article), all of them, shareholders, elected by the General Meeting, with unified term of office of two (02) years, being reelection allowed.

Paragraph 1st – In the Ordinary General Meeting the shareholders will decide on the actual number of the Board of Directors’ members.

Paragraph 2nd – The members of the Board of Directors must have unblemished reputation, and no member can be elected, except through decision of the General Meeting, in case that member (i) holds a position in companies that can be considered the Company’s competitors; or (ii) has or represents a conflicting interest towards the Company.

Paragraph 3rd – The Board of Directors, with views on the best performance of its functions, can create, in addition to the Payment Committee and the Executive Committee, other committees or work groups with defined goals, always aiming at providing support to the Board of Directors, their being comprised of persons it appoints among the administration members and/ or other persons directly or indirectly bound to the Company.

Paragraph 4th - The Board of Directors members in office will be considered automatically appointed for reelection through joint proposal of the Board of Directors members. In case the multiple voting process has not been requested, the Board of Directors members shall decide through the supermajority of quorum to suggest names of replacing candidates for the seat of any Member in office who refuses the reelection, insofar as such an appointment is made necessary to form a full list of candidates for the Board seats, being Article 17 hereinafter complied with. In case the multiple vote process has been requested, each member of the Board of Directors in office will be considered a candidate to reelection for the Board of Directors and no replacing candidates will be suggested for any of the members-in-office’s seat who refuses the reelection.

Paragraph 5th- In the event the Company receives a written request from the shareholders who wish to require the multiple voting process, pursuant to Article 141, § 1st of the Law of the Corporations, the Company will convey the receipt and the content of such a request: (i) promptly, through electronic mail to the Securities and Exchange Commission (CVM) and to BOVESPA.; and (ii) in up to two (02) days after having received such a request, being computed just the days when there is the release of the newspapers ordinarily used by the Company, through publication of notification to the shareholders.

Paragraph 6th – In case any shareholder wishes to appoint one or more representatives to form the Board of Directors, who are not members of its latest team, such a shareholder shall notify the Company in writing with five (05) days in advance in relation to the General Meeting date, when the Counselors will be elected, informing the candidate’s name, qualification and the full professional résumé. In case the Company receives a notice related to one or more candidates, it will inform the receipt and the content of such a notice: (i) promptly, through electronic mail to the Securities and Exchange Commission (CVM) and to BOVESPA.; and (ii) in up to two (02) days after having received such a request, being computed just the days when there is the release of the newspapers ordinarily used by the Company, through publication of notification to the shareholders.

Paragraph 7th – For the purposes of the present article, an Independent Counselor is the one defined as such in the Listing Regulations of the New Market.

Article 17 - At the time of the election of the Board of Directors, if the multiple voting process had not been requested, pursuant to the law, the General Meeting shall vote using the list of candidates previously registered before the presiding board, which will assure the right to elect a member, in separate voting, to all the shareholders that hold, either individually or in the aggregate, fifteen per cent (15%) or more of the Company’s ordinary shares. The presiding board will not accept the registration of any platform which violates the provisions of this Article.

Article 18 – The Board of Directors will have one (01) Chairman and one (01) Vice-Chairman, who will be elected by the supermajority of quorum, in the Board of Directors meeting that is convened subsequently to the investiture of those members or whenever a resignation or a vacancy occurs in such positions. The Vice-Chairman shall perform the functions of Chairman in the latter’s absence, independently of any formalities. In the hypothesis of the Chairman’s and the Vice-Chairman’s absence, the Chairman’s functions will be performed by another member of the Board of Directors, appointed by the Chairman.

Sole Paragraph – The Chairman of the Board of Directors shall convene and chairman the board meetings and the General Meetings, except, in the case of the General Meetings, in the hypotheses when another member, Director or shareholder is appointed in writing to act as the chairman of the session.

Article 19 - The Board of Directors will meet ordinarily six (06) times a year and, extraordinarily, whenever it is called by the Chairman or by the majority of its members. The Board meetings can be made through telephone conference, video conference or through any other communication means that allows the member’s identification and the simultaneous communication with all the other persons attending such a meeting.

Paragraph 1st - The calls for meetings will be made through written notice to be delivered to each member of the Board of Directors with five (05) weekdays in advance, and which must contain the agenda of the day, the date and the venue of the meeting.

Paragraph 2nd – All the Board of Directors resolutions will be noted down in the minutes drawn up in the respective Board of Directors book and will be signed by all the members who attended it.

Article 20 – Besides all the other duties imposed to the Board of Directors by law or by the Bylaws, it is also responsible for:

I. setting for the general guidelines for the Company’s business;

II. electing and dismissing the Company’s Directors;

III. assigning to each Director his/her specific functions, including appointing the Director of Relations with Investors, being the provisions herein set forth complied with;

IV. deciding about calling a General Meeting, whenever necessary, or in the event of the situation established in Article 132 of the Law of the Corporations.

V. inspecting the Directors’ management, by examining, at any time, the Company’s books and documents and by requiring information about the agreements entered into or which are about to be entered into and any other acts;

VI. choosing and dismissing independent auditors, considering the Board of Auditors’ recommendations;

VII. calling the independent auditors to provide the clarifications deemed necessary on any subject;

VIII. evaluating the Administration Report and the Directors’ accounting and decide about submitting them to the General Meeting;

IX. approving the yearly and multi-yearly budgets, the strategic plans, the expansion projects and the investment programs, as well as following-up their execution;

X. putting forward his/her opinion previously about any subject matter to be submitted to the General Meeting;

XI. authorizing the issuing of the Company’s shares, within the limits allowed by article 6 herein, establishing the issuing conditions, including the price and payment term; he can also exclude the right of preference or reduce the term for his performance in the shares launching, subscription bonuses and convertible debentures, the placement of which is made by sale in the Stock Exchange or by takeover bid, pursuant to the provisions set forth by law, being the paragraph of the sole paragraph of article 9th complied with;

XII. deciding about the acquisition, by the Company, of shares of its own issuing, for maintenance in the treasury and/ or subsequent cancellation or disposal;

XIII. deciding about subscription bonuses issuing, as established in Paragraph 2nd of Article 6 herein;

XIV. granting option for the purchase or subscription of shares to its administrators and employees, as well as to the administrators and employees of other companies which are directly or indirectly controlled by the Company, with no right of preference to the shareholders, pursuant to the provisions of the plans approved in the General Meeting, subsequently to taking into consideration the opinion issued by the Payment Committee;

XV. establishing the value of the corporate interest in the Company Directors’ and employees’ profits, subsequently to taking into consideration the opinion issued by the Payment Committee;

XVI. performing the allocation among the Directors, individually, of the portion of the yearly global payment of administrators established by the General Meeting, subsequently to taking into consideration the opinion issued by the Payment Committee;

XVII. approving, subsequently to taking into consideration the opinion issued by the Payment Committee, any agreement to be entered into between the Company and any Director who requests the payment of values, including the payment of values as compensation, due to: (i) the Director’s voluntary or involuntary dismissal; (ii) changes in the Control (as defined in Article 41 herein); or (iii) any other event;

XVIII. deciding about issuing of common debentures, non-convertible into shares and with no real warranty;

XIX. authorizing the Company to give guaranties to obligations with third parties;

XX. establishing the Executive Board competence to issue any instruments of credit for the collection of resources, whether bonds, notes, commercial papers or others of common use in the market, and also deciding about the conditions of their issuing and redemption; they can also, in cases it defines, demand the prior authorization of the Board of Directors, as a condition for such act’s validity;

XXI. defining the triple list of the companies specialized in economic evaluation of companies, for making an evaluation report of the Companies shares, in the event of cancellation of the publicly-held company registration or the withdrawal of the New Market, in accordance to the definitions of Article 51 herein;

XXII. approving the hiring of an institution for providing services of share-booking;

XXIII. regulating, being the provisions herein complied with, about the order of its work and adopting or establishing regimental regulations for its work;

XXIV. deciding about the payment or credit of profits on its own capital to the shareholders, pursuant to the provisions of the applicable legislation;

XXV. approving that the Directors or any of the Company’s subsidiaries perform the disposal or the encumbrance of fixed assets, the purchase of effects for the permanent assets and the takeover of other financial commitments associated with projects in which the Company or the subsidiary intends to invest, whenever the value of the disposed released or acquired property or the financial commitments exceeds R$ 700.000,00 (seven hundred thousand reais), appraised individually or jointly within the period of one (01) year;

XXVI. approving that the Executive Board makes loans and undertakes other financing commitments whenever, due to making such loans or undertaking such other financing commitments, the Company’s open-end amount of the principal of all such loans and financings exceeds R$ 700.000,00 (seven hundred thousand reais, whether individually or jointly;

XXVII. authorizing the making of financial statements and the allocation of dividends or profit on its own capital within periods equal or shorter than six (06) months, because of the accumulated profits or existing profit reserve in the last yearly or half-year balance sheet, in accordance with these Bylaws and with the applicable legislation;

XXVIII. authorizing the Executive Board to create or close down subsidiaries and the Company’s corporate interest in the capital of other companies, either in the country or abroad, authorizing amendments in the bylaws and corporate reorganizations in the c subsidiaries, requests for their in or out-of-court recovery or for their bankruptcy;

XXIX.  authorizing the Executive Board to grant power of attorney and execution of power of attorneys on behalf of the company;

Paragraph 1st - The Board of Directors members who are Directors shall abstain from voting the subject matters established in items VIII, XV and XVI of this Article 20.

Paragraph 2nd - The Company shall not grant financings or guarantees to its Counselors or Directors, except if such financings or warranties are available for the employees or to the clients in general of the Company.

Article 21- The Board of Directors will elect, among its members, three (03) Councilors who will form the Payment Committee and who shall be independent regarding the Company and its Directors, and the Directors’ spouses or up-to-third-degree relatives will not be allowed to become Directors. The Payment Committee shall perform consulting functions, in accordance with its internal bylaws and will help the Board of Directors to establish the terms for the payment and for the other benefits and receivable payments on any account from the Company by its Directors and Councilors. The Payment Committee shall:

I. bring before the Board of Directors the proposal of the yearly global payment to be allocated among the Directors and the Counselors;

II. present its opinion about the grant of purchase option or subscription of shares to the Company’s administrators and employees;

III. present its opinion about the Directors’ and employees’ profit sharing;

IV. present its opinion about any agreement to be entered into between the Company and any Director who claims the payment of amounts by virtue of the Director’s voluntary or involuntary dismissal (as defined in Article 41 herein) or any other similar event, including the payment of values as compensation.

Article 22- The Board of Directors will elect, among its members, at least three (03) and the maximum of four (04) Councilors who will form the Executive Committee. The Executive Committee shall perform consulting functions, in accordance with its internal bylaws and will help the Board of Directors in the latter’s functions as a supervising body, issuing opinions about or periodically revising the Company’s special strategic subjects and/ or subjects of financial nature. The Executive Committee shall:

I. issue opinions about:

(a) the Company’s business plans;

(b) the proposals related to the changes in the share capital;

(c) the strategic plans, the expansion projects and the investment programs;

(d) the accomplishment of any capital investment or investment-end, in amount that exceeds R$ 700.000,00 (seven hundred thousand reais).

II. yearly revise:

(a) the Company’s financial plans, including the issuing, re-purchase and redemption of notes of debts, securities and other similar instruments;

(b) the financial implications of the Company’s capitalization plan; and

(c) the Company’s dividends policy.

III. periodically revise and supervise:

(a) the financial requisites demanded for the operations that exceed R$ 700.000,00 (seven hundred thousand reais; and

(b) the Company’s access to the capital market.

Article 23- The board of Directors needs the approval of the qualified majority of two thirds of its members to be able to decide about the subject matters detailed hereinbelow, exception made to those inserted in items VI and VII, for which it is necessary the approval of the qualified majority of three quarters thirds of the Board of Directors members:

I. proposal for the re-purchase, redemption, reimbursement or amortization of shares;

II. proposal for the creation or issuing of subscription bonuses or instruments convertible into shares, issued by the Company;

III. proposal for the incorporation of the Company into another, incorporation of another company by the Company, shares incorporation involving the Company, its merger or split-off;

IV. proposal for the Company’s liquidation, dissolution or extinction or for the stoppage of the Company’s liquidation status;

V. proposal for the Company to have interest in a group of companies;

VI. proposal for change in the Company’s corporate objectives; and

VII. proposal for change or termination of the provision of consulting services agreements entered into between the Company or its controlled companies, on one side, and the shareholders who, either severally or in Shareholder Groups (as established in article 41) are the holders of shares in amounts which are equal or higher to ten per cent (10%) of the Company’s share capital or of the share capital of the controlled or colligate companies, which are subject to a common control or are the controlling parties of the aforementioned shareholders, on the other side; and the actual change or termination of such agreements shall be submitted to the General Meeting’s approval, to be convened by the Board of Directors Chairman, for such a purpose.

Section III - The Executive Board

Article 24 – The Executive Board, whose members are elected and may be dismissible at any time by the Board of Directors, will be comprised from two (02) to six (06) Directors, being one of them the Chairman-Director, another, the Director of Operations and the others having no specific title, all of whom shall have a one-year term of office, being re-election allowed. The Board of Directors shall appoint one of the Company’s Directors for the position of Director of Relations with Investors.

Paragraph 1st - The Directors’ election will have to take place in up to five (05) weekdays subsequently to the date of the Ordinary General Meeting and the elected Directors’ qualification can coincide with the end of their antecessors’ terms-of-office.

Paragraph 2nd – In the Chairman-Director’s absences, he will be substituted by another Director chosen by the Chairman-Director. In case of vacation of the Chairman-Director position, his acting replacement will be chosen among the other Directors according to resolution of the Directors themselves and he will be invested with the functions of Chairman until the Board of Directors’ first subsequent meeting, which will be immediately convened by Board of Directors President and which will appoint the deputy Chairman-Director for the remaining term-of-office.

Paragraph 3rd - The other Directors will be replaced, in case of their respective absences, by another Director, chosen by the President-Director. In case of vacancy of the Director’s position, the temporary deputy Director will be chosen by the President-Director and will head up the Executive Board until the Board of Directors’ first subsequent meeting, which shall appoint his replacement for the remaining term-of-office.

Paragraph 4th - The Director of Relations with the Investors will monitor the compliance with the obligations set forth in Article 45 of these Bylaws by the Company’s shareholders and will report the conclusions, reports and procedures to the General Meeting and to the Board of Directors, whenever requested.

Paragraph 5th - The Directors who have no specific title shall assist and help the President-Director and the Director of Operations in the management of the Company’s business and will perform the activities related to the functions they have been invested with by the Board of Directors.

Article 25 - The Directors have all the powers to perform all the acts needed for the company’s regular operation and for the attainment of its social object, even if they are particularly special, including to dispose of and encumber effects of the fixed assets, waive rights, compromise and make agreements, being the relevant legal and bylaws provisions complied with. It is responsible for the administration and management of the Company’s business, particularly, for:

I. complying and making others comply with these Bylaws and with the Board of Directors’ and the General Meeting’s resolutions;

II. deciding about the opening, closing down and changes of addresses of all its branches, agencies, storehouses, offices and any other of the Company’s premises in the country or abroad;

III. yearly submitting the Administration Report and the Executive Board’ accounts for the Board of Director’s evaluation, jointly with the independent auditors’ reports, as well as with the proposal for the allocation of the profits verified in the previous year;

IV. preparing and conveying the yearly and multi-years budgets, the strategic plans, the expansion projects and the investment programs;

V. approving the installation and the closing down of subsidiaries and the Company’s interest in the capital of other companies, in the country or abroad, being the Board of Directors’ prior consent complied with.

VI. approving the disposal or the encumbrance of fixed assets, the purchase of effects for the permanent assets and the takeover of other financial commitments associated with projects in which the Company intends to invest, under the condition that the Board of Directors has approved such an undertaking, whenever the value of the disposed encumbered or acquired effects or the financial commitments exceeds R$ 700.000,00 (seven hundred thousand reais), appraised individually or jointly;

VII. making loans and undertaking other financing commitments, under the condition that the Board of Directors has approved such an undertaking, whenever, due to making such loans or undertaking such other financing commitments, the Company’s open-end amount of the principal of all such loans and financings exceeds R$ 700.000,00 (seven hundred thousand reais), whether individually or jointly;

VIII. disposing of all the real property, assigning real rights or granting real rights as a guarantee to a loan;

IX. deciding about any subject matter that does not belong to the General Meeting’s and Board of Directors’ respective private competence;

Article 26- Besides coordinating the Directors’ actions and guide the performance of the activities related to the Company’s general planning, the President-Director is responsible for:

I. convening the Executive Board meetings, in writing, at least five (05) weekdays in advance and to be their chairman;

II. keeping the Board of Directors members informed about the Company’s activities and the proceedings of its operations;

III. proposing to the Board of Directors, without exclusivity of initiative, the allocation of functions to each Director at the time of his election;

IV. performing any other duties assigned to him by the Board of Directors;

V. appointing the other Directors’ deputies in the event of absences; and

VI. appointing the other Directors’ deputies in the event of vacancies; being the provisions of Paragraph 3rd of Article 24, in fine, complied with.

Article 27- The Director of Operations is responsible for:

I. the development and management of the Company’s internal procedures;

II. the implantation and management of the management and supervision systems and of the follow-up of the work performed by the field managers responsible for the properties acquired by the Company; and

III. the management of human resources and the activities related to Company’s staff and the other administrative functions;

Article 28 - As a general rule and with the exception of those cases that will be the object of the subsequent paragraphs, the Company will be represented by two (02) members of the Executive Board, or yet, by one (01) member of the Executive Board and one (01) attorney-in-fact, or by two (02) attorneys-in-fact within the limits of their respective terms of office.

Paragraph 1st - The acts for which the present bylaws requires the Board of Directors’ prior authorization can only be performed if that condition is complied with.

Paragraph 2nd - The Company can be represented for just one (01) Director or one (01) attorney-in-fact in the cases that follow:

(a) when the act to be performed imposes a sole representation, it will be represented by any Director or attorney-in-fact with special powers;

(b) when the purpose is to hire service providers or employees;

(c) when the purpose is to receive or to give acquittance for values owed to the Company, to issue and negotiate, including to endorse and to discount trade notes related to its sales, as well as in those situations of correspondence that does not bring forward duties for the Company and are related to the performance of merely routine administrative acts, including those performed before the public offices, mixed-capital companies, the Federal Revenue Office, the state Treasury Offices, the local Treasury Offices, the Boards of Trade, all the legal public departments, at any level, the National Institute of Social Security (“INSS”), the Government Severance and Indemnity Fund for Employees (“FGTS”) and their respective collection banks and others of identical nature.

Paragraph 3rd - The Board of Directors can authorize the performance of other acts that bind the Company through just one member of the Executive Board or an attorney-in-fact, or yet, to adopt limitation of competence criterions so as to restrict, in certain situations, the Company representation to just one (01) Director or attorney-in-fact.

Paragraph 4th - When constituting an attorney-in-fact, the following rules must be complied with:

(a) all the powers of attorney will be granted by the President-Director or his deputy, jointly with any other Director;

(b) the granting of any power-of-attorney will be conditioned to the Board of Directors’ prior authorization;

(c) instruments of power of attorney will have to specify the extension of the granted powers, as well as the period of time of its validity, except when it is an ad judicia power of attorney, which can have indefinite time;

Paragraph 5th - The Company cannot be represented by attorneys-of-fact either at the time of real property disposal, in the assignment of real rights, nor in the granting of a real right in guarantee for loans;

Paragraph 6th - The acts performed contrarily to the compliance with this Article’s provisions, will neither be valid, nor will they bind the Company.

CHAPTER V
BOARD OF AUDITORS

Article 29 - The Board of Auditors will operate on a permanent basis, with the powers and functions granted to it by law and also including the duties of an Audit Committee, in compliance with the Sarbanes Oxley Act and the rules issued by the U.S. Securities and Exchange Commission.

Sole Paragraph – For the full exercise of its duties, the Board of Auditors shall observe the requirements provided for by applicable laws, the provisions of these Bylaws and the Board of Auditors Internal Regulations.

Article 30 - The Board of Auditors will be formed by three (03) to five (05) steady members and by deputy members in equal number, whether shareholders or not, elected and dismissible at any time by the General Meeting. In the assumption of there being a Shareholder or a Controlling Group of Shareholders, as defined in Article 41 herein, the provisions of § 4th of Article 161 of the Law of Corporations will be applied and, in the event of there being Pulverized Control, as defined in Article 41 herein, the Regulations established in paragraphs 1st, 2nd and 3rd of this Article have to be complied with.

Paragraph 1st - The shareholder or group of shareholders who, whether individually or jointly, is the holder of shares representing ten per cent (10%) or more of the share capital, is entitled to elect, in a separate voting, one (01) member and respective deputy.

Paragraph 2nd - A shareholder or group of shareholders, different from the one that elected a member in accordance with Paragraph 1st of this Article, will have the same rights, being the same election Regulations and conditions complied with, including the minimum representation percentage, of ten per cent (10%).

Paragraph 3rd - All the Company’s shareholders, with exclusion of those who elected the Board of Auditors, pursuant to the provisions of Paragraphs 1st and 2nd of this Article, will be allowed to elect the steady members and deputies who, anyhow, will be equal in number to those elected in accordance with Paragraphs 1st and 2nd of this Article, plus one (01).

Paragraph 4th - The Board of Auditors members will have a unified one-year term-of-office and can be re-elected.

Paragraph 5th - The Board of Auditors members, in its first meeting, will elect their Chairman.

Paragraph 6th - The positions investiture will be made through a deed drawn up in a special book and will be signed by the invested Board of Auditors member and by the prior subscription of the Instrument of Consent of the Board of Auditors Members, which the Listing Regulations of the New Market refers to.

Article 31 - The Board of Auditors will meet, in accordance with the law, whenever necessary and it will analyze at least quarterly, the financial statements and information.

Paragraph 1st - Independently of any formalities, the meeting will be considered as having been regularly convened when all the Board of Auditors members are present.

Paragraph 2nd - The Board of Auditors expresses itself through supermajority quorum, when most of its members are present.

Article 32 - The Board of Auditors members will be replaced in their absence or impairment, by their respective deputies.

Article 33 - In case there occurs a vacancy for the position of Board of Auditors member, the respective deputy will take the former member’s seat; there being no deputy, the General Meeting will be convened to perform that member’s election for the vacant seat.

Article 34 - The payment of the Board of Auditors members will be determined by the Ordinary General Meeting that has elected them, being paragraph 3rd of Article 162 of the Law of Corporations, complied with.

CHAPTER VI
ALLOCATION OF PROFITS

Article 35- The financial year will start on July 1st and finish on June 30th every year.

Sole Paragraph- At the end of each financial year, the Executive Board will prepare the Company’s financial statements, in compliance with the relevant legal principles.

Article 36 - Together with the financial year’s statements, the Board of Directors will release an offer to the Ordinary General Meeting about the allocation of the financial year’s net profit, calculated subsequently to the deduction of those interests referred to in Article 190 of the Law of Corporations and in paragraph 2nd of this Article, adjusted for the dividends calculation purposes, pursuant to the provisions of Article 202 of the said law, being the following deduction order complied with:

(a) at least five per cent (5%) for the legal reserve, until it reaches twenty per cent (20%) of the share capital. In the financial year, when the legal reserve balance added to the amounts of the reserve capital exceeds thirty per cent (30%) of the share capital, the allocation of part of the net profit to the legal reserve will not be mandatory;

(b) the portion needed for the payment of a compulsory dividend cannot be lower, in each financial year, than twenty five per cent (25%) of the yearly adjusted net profit, in accordance with the Regulations of Article 202 of the Law of Corporations;

c) the remaining portion of the adjusted net profit can be allocated to the Reserve for Investment and Expansion, on the grounds or not of the capital budget approved by the General Meeting, pursuant to the provisions of Article 196 of the Law of Corporations. The amounts recorded in this Reserve may be used to back the Company’s acquisition of its shares issued, pursuant to the program of repurchase of shares approved by the Board of Directors.

Paragraph 1st - The balance of the profit reserve, with exception of the profit reserve to be achieved and of the reserve for contingencies, cannot exceed the share capital values. Once this maximum limit is reached, the General Meeting can decide about the application of the excess in the payment, in the increase of the share capital or in the allocation of dividends.

Paragraph 2nd - The General Meeting can grant profit sharing, subsequently to the deduction of the accumulated losses and to the provisions for income tax and social security, to the members of the Board of Directors and of the Executive Board, within the form and the lawful limits.

Article 37 - Through a proposal of the Executive Board, approved by the Board of Directors, ad referendum of the Ordinary General Meeting, the Company will be able to pay or to credit interest to its shareholders, on the account of the remuneration of their own respective capital, being the applicable legislation complied with. The possible amounts thus paid will be computed to the value of the compulsory dividends established herein.

Paragraph 1st - In case of crediting of interest to shareholders throughout the financial year, the shareholders will be compensated with the dividends they are entitled to have, being assured to them the payment of a possible remaining balance. In the assumption that the dividends amount is lower than the amount credited to them, the Company cannot charge the exceeding balance from the shareholders.

Paragraph 2nd - The actual payment of interests on the capital, in the event of there having been crediting along the financial year, will be made through resolution of the Board of Directors, throughout the financial year or in the next financial year, but never after the date of the dividends payment dates.

Article 38 - The Company will be allowed to prepare half-year balance sheets, or even in shorter periods of time and, through the Board of Directors’ resolution, establish:

(a) the payment of dividends or profits over the capital due to the profit verified in a half-year balance sheet, computed to the value of the compulsory dividends, in case there are some;

(b) the dividends allocation in periods of time shorter than six (06) months, or interest over the capital, computed to the value of the compulsory dividends, in case there are some, provided that the dividend total paid in each half-year of the financial year does not exceed the amount of the reserve of capital; and

(c) the payment of intermediary dividend or of interest over the capital due to the accumulated profit or to the reserve of the existing profits verified in the last or half-year balance sheet, computed to the value of the compulsory dividends, in case there are some.

Article 39 - The General Meeting can decide on the capitalization of the reserves of profit or of capital, including those detailed in intermediary balance sheets, being the applicable legislation complied with.

Article 40 - The dividends that have not been received or claimed will become time-barred within three (03) years counted as of the date when they were made available to shareholders and will reverse in favor of the Company.

CHAPTER VII

DISPOSAL OF EQUITY INTEREST,
CANCELLATION OF REGISTRATION AS PUBLICLY-HELD COMPANY AND
WITHDRAWAL FROM THE NEW MARKET

Article 41 – For the purposes hereof, the capitalized terms below shall have the following meanings:

“Purchasing Shareholder” means any person, including without limitation any individual or legal entity, investment fund, co-ownership, securities portfolio, worldwide rights, or any other form of organization, residing, domiciled or having its head offices in Brazil or abroad, or Group of Shareholders, which purchases shares of the Company.

“Current Controlling Shareholders” means the Group of Shareholders exercising the Company Control on the date of publication of the announcement of start of the public distribution of shares, subject matter of the application filed with the Securities and Exchange Commission (CVM) on October 26, 2005 under number. RJ/2005 – 07556 (“Announcement of Start”), related to the first public offer of shares made by the Company, its controlling shareholders, controlled companies and those under its common control.

“Control” (as well as its correlated terms, “Controlling Party”, “Controlled Party”, “under common Control” or “Control Power”) means the power actually exercised in order to actually and legally guide the corporate activities and operations of the Company bodies, whether directly or indirectly.

“Group of Shareholders” means a group of two or more persons which are (a) bound to contracts or agreements of any nature, including all oral or written shareholders’ agreements, either directly or by means of Controlled, Controlling or under common Control companies; or (b) among whom there is a Control relation, whether directly or indirectly; or (c) who are under common Control; or (d) who act to represent a common interest. The examples above of persons representing a common interest include (i) a person holding directly or indirectly equity interest equal to or above ten percent (10%) of the other’s share capital; and (ii) two persons which have a common third investor holding directly or indirectly equity interest equal to or above ten percent (10%) of the two persons’ share capital. Any joint ventures, funds or investment clubs, foundations, associations, trusts, co-ownerships, cooperatives, securities portfolios, worldwide rights or any other forms of organization or undertaking organized in Brazil or abroad, shall be deemed one same Group of Shareholders whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to one same legal entity; or (y) have the majority of its managers in common.

“Pulverized Control” means the Control Power exercised by: (i) a shareholder holding less than fifty percent (50%) of the share capital; (ii) shareholders jointly holding a percentage higher than 50% of the share capital, in which each shareholder individually holds less than 50% of the share capital, and provided such shareholders have not entered into voting agreements, are not under common control and do not represent a common interest; and (iii) signatory shareholders that have entered into voting agreements and which jointly hold less than 50% of the share capital.

Article 42 -The disposal of the Company Control, whether directly or indirectly, either in one single operation or through several successive operations, shall be made under the suspension or resolution condition that the Control purchaser commits to make the public offer to purchase the shares (“OPA”) of the other shareholders, in compliance with the conditions and terms set forth in the laws in force and the Listing Regulations of the New Market, in order to provide them with equal treatment to that of the Control seller.

Paragraph 1st – In case the Control purchase also imposes on the Control purchaser the obligation to make an OPA, as required by Article 45 hereof, the OPA purchase price shall be the highest price among the set forth prices, pursuant to the provisions of Article 42 and Article 45, Paragraph 2nd , hereof.

Paragraph 2nd - The selling Controlling shareholder(s) or the selling Group of Shareholders may not transfer the ownership of their shares, nor may the Company register any transfer of shares, before the Purchasing Shareholder subscribes the Controlling Party’s Instrument of Consent referred to in the Listing Regulations of the New Market.

Paragraph 3rd - The Company shall not register any transfer of shares to shareholder(s) that may eventually hold the Control Power before such shareholder(s) subscribes/subscribe the Controlling Parties’ Instrument of Consent.

Article 43 - The public offer referred to in the preceding Article shall further be made:

I.       in the cases of encumbered assignment of subscription rights of shares and other bonds or rights related to securities convertible into shares which may result in the disposal of the Company Control; and

II.  in the case of disposal of the Control of the company which holds the Company Control, the selling Controlling Party will be responsible for informing BOVESPA about the amount to be attributed to the Company in such disposal and for attaching the documents evidencing this all.

Article 44 -Whoever already holds Company shares and eventually purchases the Control Power by virtue of a private instrument of share purchase agreement entered into with the Controlling shareholder(s) or Controlling Group of Shareholders, involving any amount of shares, shall be bound to:

I.       make the public offer referred to in Article 42 hereof;

II.      refund the shareholders from whom they have purchased shares in the stock exchange in the (6) six-month period preceding the date of the Company Control disposal, and shall pay to them any differences of the price paid to such Controlling shareholder(s) or to the Controlling Group of Shareholders, and also the amount paid in the stock exchange for shares of the Company in this same period, duly adjusted according to the positive variation of the Broad Consumer Price Index - IPCA (“IPCA”) up to the actual payment;

III.    take all reasonable actions to achieve the minimum percentage of twenty-five percent (25%) of the total outstanding shares of the Company within the six (6) month period following the purchase of Control.

Article 45 -  Any Purchasing Shareholder that purchases or becomes the holder of shares issued by the Company in an amount equal to or above twenty percent (20%) of the total shares issued by the Company shall, within sixty (60) days counted from the purchase date or event resulting in the holding of shares in an amount equal to or above twenty percent (20%) of the total shares issued by the Company, make an OPA of all shares issued by the Company in compliance with the provisions of the CVM applicable regulations, in particular CVM Instruction No. 361, of March 5, 2002 and subsequent amendments, BOVESPA regulations and the terms of this Article, and in the case of an OPA subject to registration, the (60) sixty-day term referred to above shall be deemed complied with if such registration is requested within such period.

Paragraph 1st - The OPA shall be (i) indistinctly intended to all Company shareholders, (ii) made in an auction to be held at BOVESPA, (iii) made at a price fixed according to the provisions of the Second Paragraph hereof, and (iv) paid in cash in the national legal currency against the purchase in the OPA of shares issued by the Company.

Paragraph 2nd - The purchase price in the OPA for each share issued by the Company may not be less than the higher of (i) the economic value assessed in an assessment report; (ii) one hundred and fifty percent (150%) of the issue price of the shares in the latest capital increase made upon public distribution held in the period of twenty-four (24) months preceding the date on which the OPA becomes mandatory hereunder, duly updated according to the IPCA up to the actual payment; and (iii) one hundred and fifty percent (150%) of the weighted average unit rating of the shares issued by the Company within the period of ninety (90) days of negotiations preceding the OPA in the stock exchange in which there is the greatest amount of negotiations related to the shares issued by the Company.

Paragraph 3rd - The OPA referred to in the caption hereof shall not exclude the possibility of another Company shareholder or, as the case may be, the Company itself, devise a competing OPA, pursuant to the provisions of the applicable regulations.

Paragraph 4th - The Purchasing Shareholder commits to comply with all the CVM possible requests and requirements, which were made on the grounds of the applicable Law related to the OPA within the maximum terms set forth in the applicable laws.

Paragraph 5th - In the assumption that the Purchasing Shareholder fails to comply with the obligations set forth in this Article, including as regards the maximum terms to make an OPA, the Company’s Board of Directors will convene an Special General Meeting, in which the Purchasing Shareholder will not be allowed to vote, to decide about the stay of the performance of the Purchasing Shareholder’s if he has not complied with any of the obligations set forth in this Article, pursuant to the provisions of Article 120 of the Law of Corporations, without hindering such Purchasing Shareholder’s liability for losses and damages caused to the other shareholders by virtue of his noncompliance with the obligations set forth in this Article.

Paragraph 6th - Any Purchasing Shareholder that purchases or becomes the holder of other rights, including usufruct or trust, related to the shares issued by the Company in an amount equal to or above twenty percent (20%) of the total shares issued by the Company, shall be bound to, within sixty (60) days counted from the date of such purchase or event resulting in the holding of such rights related to the shares in an amount equal to or above twenty percent (20%) of the total shares issued by the Company, make an OPA in the terms set forth herein, and in the case of an OPA subject to registration, the term of 60 (sixty) days referred to above shall be deemed complied with if within such period such registration is requested.

Paragraph 7th - The obligations contained in Article 254-A of the Law of Corporations and Articles 42, 43 and 44 of these Bylaws do not release the Purchasing Shareholder from complying with the obligations contained herein, except as regards Articles 52 and 53 of these Bylaws.

Paragraph 8th - The provisions hereof do not apply in the case of one person becoming the holder of shares issued by the Company in an amount above twenty percent (20%) of the total shares issued thereby by virtue of (i) legal succession under the condition that the shareholder disposes of the exceeding shares in up to sixty (60) days counted from the relevant event; ii) organization of another company by the Company, (iii) incorporation of shares of another company by the Company, or (iv) subscription of Company shares made in one single primary issue approved by the General Meeting of shareholders of the Company, convened by its Board of Directors, and such proposal for the capital increase has fixed the price to issue the shares based on the economic value obtained from an economic and financial assessment report of the Company made by a specialized firm with renowned and evidenced expertise in evaluating publicly-held companies.

Paragraph 9th - For the purposes of calculating such twenty percent (20%) of the total shares issued by the Company described in the caption hereof, involuntary increases in the equity interest resulting of treasury share canceling or decrease of the Company’s share capital, with the cancellation of shares, shall not be computed.

Paragraph 10th - In case the CVM regulations regarding the OPA set forth herein establishes the adoption of a calculation criteria in order to fix the purchase price of each share of the Company in the OPA resulting in a purchase price above that set forth in the provisions of the Second Paragraph hereof, that price for acquisition calculated in the terms of the CVM regulation shall prevail in the OPA set forth herein.

Paragraph 11th - Any amendments limiting the shareholders’ right to make an OPA set forth herein, or this Article exclusion, shall compel the shareholder(s), who has/ have voted in favor of such amendment or exclusion in the resolution in a General Meeting, to make the OPA set forth herein.

Article 46 - In the public offer to purchase shares to be made by the Controlling shareholder(s), by the Controlling Group of Shareholders or by the Company, in order to cancel the Company’s registration as a publicly-held company, the minimum price to be offered shall correspond to the economic value verified in an assessment report, as established in Article 51 of these Bylaws.

Article 47 - In case the shareholders attending a Special Meeting decide for the Company’s withdrawal from the New Market, the Controlling shareholder(s) or the Company’s Controlling Group of Shareholders shall make the public offer for purchasing the shares of the other shareholders either (i) due to the withdrawal for the negotiating such shares out of the New Market, or (ii) by virtue of a corporate reorganization in which the Company shares resulting from such reorganization are not accepted for listing in the New Market, in compliance with the applicable legal and regulatory standards. The minimum price to be offered shall correspond to the economic value informed in the assessment report referred to in Article 51 of these Bylaws.

Article 48 - In the assumption that there is Pulverized Control:

I.            whenever the cancellation of the Company’s registration as a publicly-held company is approved in a General Meeting, the public offer to purchase shares shall be made by the Company itself, and in this case the Company may only purchase shares held by shareholders that have voted in favor of the registration cancellation in the General Meeting, subsequently to its having purchased the shares of the other shareholders that have not voted in favor of such resolution and which have accepted such public offer;

II.            whenever the withdrawal by the Company from the New Market is approved in a General Meeting, either by means of registration for the negotiation of the shares out of the New Market, or corporate reorganization, as set forth in Article 47 (ii) of these Bylaws, the purchase public offer of shares shall be made by the shareholders that have voted in favor of the corresponding resolution in a General Meeting.

Article 49 – In the assumption of there being Pulverized Control and BOVESPA decides that the ratings of the securities issued by the Company are separately disclosed or that such securities issued by the Company have had their negotiations suspended in the New Market, by virtue of noncompliance with the obligations contained in the Listing Regulations in the New Market, the Chairman of the Board of Directors shall convene, in up to two (2) days counted from the decision and taking into consideration only the days on which there was the publication of the newspapers usually used by the Company, a Special Meeting to replace the whole Board of Directors.

Paragraph 1st  - In case the Special Meeting referred to in the caput hereof is not convened by the Chairman of the Board of Directors within the set forth term, it may be convened by any shareholder of the Company.

Paragraph 2nd - The new Board of Directors, elected in the Special Meeting referred to in the caput hereof and in First Paragraph hereof, shall remedy the noncompliance with the obligations contained in the Listing Regulations in the New Market within the minimum possible period of time or within a new term granted by BOVESPA for that purpose, which is sooner.

Article 50 - In the assumption that there is Pulverized Control and the Company withdrawal from the New Market occurs due to noncompliance with the obligations contained in the Listing Regulations, (i) in case the noncompliance results from a resolution taken in a General Meeting, the public offer to purchase shares shall be made by the shareholders that have voted in favor of the resolution resulting in the noncompliance and (ii) in case the noncompliance arises from an act or fact of the management, the Company shall make the OPA in order to cancel the Company’s registration as a publicly-held company addressed to all the Company shareholders. In case it is decided in a General Meeting to maintain the registration of the Company as a publicly-held company, the OPA shall be made by the shareholders that have voted in favor of such resolution.

Article 51 – The assessment report referred to in Articles 46 and 47 of these Bylaws shall be prepared by a specialized firm with evidenced expertise and independent, as regards the power of decision of the Company, of its managers and of its Controlling Parties, and such report shall further comply with the requirements contained in Paragraph 1st, Article 8 of the Law of Corporations, and shall contain the liability set forth in the Paragraph 6th of the same Article 8th.

Paragraph 1st - The selection of the specialized firm in charge of determining the economic value of the Company is the responsibility of the General Meeting, upon submission by the Board of Directors, of a triple list, and such resolution, not counting the blank votes, should be taken by majority of votes of the shareholders representing the outstanding shares, present in such meeting, which, if held in a first call, must be attended by the shareholders representing at least twenty percent (20%) of the total outstanding shares; or (ii) if held in a second call must be attended by any number of shareholders representing the outstanding shares.

Paragraph 2nd - The costs incurred in the preparation of the required assessment report shall be fully borne by those responsible for making the purchase public offer of shares, as the case may be.

Article 52 – Only one OPA may be made, aiming at more than one of the purposes set forth in this Chapter VII, in the Listing Regulations in the New Market or in the regulation issued by CVM, provided it is possible to conform the procedures of all OPA classes and without losses to the recipients of the offer, and that CVM consent is obtained, whenever required by the applicable law.

Article 53 – The Company and the shareholders responsible for making the OPA set forth in this Chapter VII, in the Listing Regulations of the New Market or in the regulations issued by CVM can ensure its making through any of the shareholders, third parties and, as the case may be, through the Company. The Company or the shareholder, as the case may be, is not released from the obligation of making the OPA until it is completed in compliance with the applicable regulations.

Article 54 – In the case any of the OPAs referred to in this Chapter VII are presented, all shares possibly resulting from the practice of subscription bonuses issued by the Company shall be included as object, in compliance with the provisions of Article 12 of CVM Instruction number 361/02, and the Company shall ensure to all holders of subscription bonuses the right to subscribe and receive the shares, object of the subscription bonuses, in up to ten (10) business days following notice thereof.

CHAPTER VIII
ARBITRATION

Article 55 -The Company, its shareholders, Managers and members of the Board of Auditors commit to settle, through arbitration, any and all disputes that may arise among them related to or arising from, in particular, the application, validity, efficiency, interpretation, violation and its effects, the provisions contained in the Corporations Law, the Company’s Bylaws, standards issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, as well as the other standards applicable to the capital market operation as a whole, besides those contained in the Listing Regulations of the New Market, the Agreement of Participation in the New Market and the Arbitration Regulations and Market Arbitration Panel.

Paragraph 1st – The arbitration court shall be composed of three (3) arbitrators, nominated under the terms of the Arbitration Regulations of the Market Arbitration Panel.

Paragraph 2nd – The place of the arbitration will be the City and State of São Paulo, Brazil. The language of the arbitration will be Portuguese and the arbitration shall be handled and judged according to the Brazilian laws.

Paragraph 3rd – Without prejudice of the effectiveness of this arbitration clause, the urgency measures requested by the Parties, before the creation of the arbitration court shall be sent to the Judiciary Branch, as provided for by item 51.3 of the Arbitration Regulations of the Market Arbitration Panel. Once created the arbitration court, all the provisional remedies or urgency measures shall be directly pleaded before this arbitration court, which has powers to uphold, revoke or change the urgency measures previously requested with the Judiciary Branch, where applicable.

CHAPTER IX
LIQUIDATION OF THE COMPANY

Article 56 - The Company shall be liquidated in the cases set forth in the Law, and the General Meeting shall elect the liquidator or liquidators and further, the Audit Committee that shall operate in this period, all in compliance with all legal formalities.

CHAPTER X
CLOSING AND TEMPORARY PROVISIONS

Article 57 -The cases not stated herein shall be settled by the General Meeting and regulated pursuant to the provisions set forth in the Law of Corporations.

Article 58 - The Company is forbidden to grant any financings or guaranties of any nature to third parties under any modalities for businesses not related to the corporate interests thereto.

Article 59 - The Special General Meeting, in which these Bylaws are approved, shall decide on the actual number of members of the Board of Directors and elect the other members required to form such body.

Article 60 –The provisions of Article 45 of these Bylaws do not apply to the Current Controlling Shareholders and their successors and shall apply exclusively to the investors that purchase shares and become shareholders of the Company after the effective date of their entry and listing of the Company in the New Market.

Sole Paragraph. For the avoidance of doubts, the rights set forth in the caput of this Article 60 shall not be assigned in any case to third parties which purchase shares issued by the Company and held by the Current Controlling Shareholders or their successors.

Article 61 - The provisions contained in Chapter VII and the Regulations related to the Regulations of the New Market contained in Article 13, §1º, in fine, and Article 30, §6th of these Bylaws, shall only be effective from the date of publication in the Announcement of Start.

Article 62 – Article 45 of these Bylaws may only be effective after the date of liquidation of the shares public distribution, referred to in Article 41 above.

Article 63 – In case there are no provisions in the Listing Regulations of the New Market related to the public offer for the purchase of shares for the withdrawal of the Company from the New Market or cancellation of the Company’s registration as a publicly-held company, in the assumption of there being Pulverized Control (as defined in Article 41 hereof), the provisions of Articles 48, 49 and 50 hereof, prepared according to item 14.4 of such Regulations, shall prevail.

Article 64 – Splitting of the Company’s shares are hereby forbidden for a period of eighteen (18) months counted as of the publication of the Announcement of Start.

Report detailing the origin and justification for the proposed alterations and analyzing its legal and economic effects.

Proposed Version (copy marked in relation to the version in force)	Justifications
Article 5 –The Company’s subscribed and paid share capital is R$584,224,000.00 (five hundred eighty four million, two hundred twenty four thousand reais) divided into to 56.888.916 (fifty six million, eight hundred and eighty eight thousand and nine hundred and sixteen)) common shares with no face value.

Amendment of Article 5 of the Company’s Laws, in order to adjust the number of shares representing the Company’s capital stock to 56.888.916 (fifty six million, eight hundred and eighty eight thousand and nine hundred and sixteen) common shares, reflecting the cancellation, carried out on this date, of 1.337.684 common shares issued by the Company and held in treasury.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 21, 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 21, 2016.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer